    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 2000

                                       REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              ADOLPH COORS COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      COLORADO                                             84-0178360
              (STATE OF INCORPORATION)                        (I.R.S. EMPLOYER IDENTIFICATION NO.)

                                311 10TH STREET
                                 P.O. BOX 4030
                          GOLDEN, COLORADO 80401-0030
                                 (303) 279-6565
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               M. CAROLINE TURNER
                                GENERAL COUNSEL
                              ADOLPH COORS COMPANY
                                311 10TH STREET
                                 P.O. BOX 4030
                          GOLDEN, COLORADO 80401-0030
                                 (303) 279-6565
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

                DONALD SALCITO, ESQ.                                   JEFFREY SMALL, ESQ.
                SEAN C. STEWART, ESQ.                                 DAVIS POLK & WARDWELL
                  PERKINS COIE LLP                                    450 LEXINGTON AVENUE
           1899 WYNKOOP STREET, SUITE 700                              NEW YORK, NY 10017
                DENVER, CO 80202-1043                                    (212) 450-4000
                   (303) 291-2322

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED                PROPOSED
         TITLE OF SHARES                AMOUNT TO BE          MAXIMUM OFFERING       MAXIMUM AGGREGATE           AMOUNT OF
        TO BE REGISTERED                 REGISTERED          PRICE PER SHARE(1)      OFFERING PRICE(1)        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock
  (Non-Voting),
  without par value..............     4,600,000 shares             $64.69               $297,574,000             $78,559.54
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The price represents the average of the high and low prices per share of the Class B Common Stock (Non-Voting) of Adolph Coors Company as reported on the New York Stock Exchange on October 16, 2000.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING SHAREHOLDERS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued October 19, 2000

                                4,000,000 Shares

                                  [COORS LOGO]

                              ADOLPH COORS COMPANY

                       CLASS B COMMON STOCK (Non-Voting)

                            ------------------------

THE SELLING SHAREHOLDERS ARE OFFERING ALL OF THE SHARES. ADOLPH COORS COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THE SHARES. OUR CLASS B COMMON STOCK, INCLUDING ALL OF THE SHARES OFFERED, IS NON-VOTING. ALL OF OUR VOTING STOCK IS OWNED BY THE ADOLPH COORS, JR. TRUST.

                            ------------------------

OUR CLASS B COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "RKY." ON OCTOBER 17, 2000, THE LAST REPORTED SALE PRICE OF THE CLASS B COMMON STOCK WAS $65 3/16 PER SHARE.

                            ------------------------

INVESTING IN OUR CLASS B COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                                             UNDERWRITING                  PROCEEDS TO
                                                 PRICE TO                   DISCOUNTS AND                    SELLING
                                                  PUBLIC                     COMMISSIONS                   SHAREHOLDERS
                                         ------------------------      ------------------------      ------------------------
Per Share..........................               $                             $                             $
Total..............................            $                             $                             $

The selling shareholders have granted the underwriters the right to purchase up to an additional 600,000 shares of Class B common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
         , 2000.
                            ------------------------

MORGAN STANLEY DEAN WITTER

               GOLDMAN, SACHS & CO.

                                 J.P. MORGAN & CO.

                                                  BANC OF AMERICA SECURITIES LLC
               , 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Special Note Regarding Forward-Looking
  Statements and Industry Data........    8
Use of Proceeds.......................    9
Price Range of Class B Common Stock
  and Dividend Policy.................    9
Selected Historical Consolidated
  Financial Data......................   10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   17

                                        PAGE
                                        ----
Management............................   30
Related Party Transactions............   33
Description of Capital Stock..........   34
Principal and Selling Shareholders....   35
United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   38
Underwriters..........................   40
Legal Matters.........................   42
Experts...............................   42
Where You Can Find More Information...   42
Incorporation of Certain Documents by
  Reference...........................   43
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING SHAREHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF CLASS B COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF CLASS B COMMON STOCK.

     Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

     We own or license all of our trademarks for all of our brands, including Coors Light(R), Original Coors(R), Coors(R) Non-Alcoholic, Coors Extra Gold(R), Zima(R), Winterfest(R), George Killian's(R) Irish Red(TM), Keystone(R) and Blue Moon(TM). This prospectus also contains trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information about us and the Class B common stock being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

                              ADOLPH COORS COMPANY

     We are the third largest producer of beer in the United States. Our product portfolio includes 12 brands, including Coors Light, which is our top-selling brand. Coors Light is the fourth most popular beer in the United States and has increased its market share over each of the past five years. Our sales are concentrated in the light beer segment, which grew from 36.2% of the U.S. market in 1995 to 42.3% in 1999. During that same period, while overall industry shipments increased an average of less than one percent, our net sales grew at a compounded annual rate of 5.0% and our net income grew at a compounded annual rate of 20.9%. In 1999, we sold approximately 22 million barrels of malt-based beverages, and our Canadian joint venture sold an additional one million barrels.

     Since our founding in 1873, we have been committed to producing the highest quality beers. We produce our beers using the finest available, all natural ingredients, including our own proprietary strains of barley. In addition, we brew our beers using a process that takes significantly longer than our primary competitors' in order to create what we believe is a smoother, better tasting and more drinkable beer.

     During 1999, 198.6 million barrels of beer were shipped in the United States. Total shipments in 1999 reflect an increase of approximately 1.5% from the 195.6 million barrels shipped during 1998. Total shipments in the light beer segment during 1999 were 82.4 million barrels, representing an increase of approximately 6.0% over 1998's total of 77.7 million barrels. We believe that growth in the light beer segment can largely be attributed to consumer preference shifts from heavier beers toward lighter, more drinkable beers. Other trends that we believe have affected the industry and may have an impact in the future include:

     - an improved pricing environment;

     - an increasing population in the key demographic category; and

     - continued industry consolidation internationally and among domestic wholesalers.

     Our portfolio of brands is designed to appeal to a wide range of consumer taste, style and price preferences. Our focus is on products that are priced in the premium and above premium segments, which together accounted for over 85% of our sales in 1999. Our premium beers include Coors Light, Original Coors and Coors Non-Alcoholic. We also offer a selection of above premium beers including George Killian's Irish Red Lager, Blue Moon Belgian White Ale and Winterfest, a specialty beer offered seasonally. In addition, we offer Zima and Zima Citrus, alternative malt-based beverages that are light and refreshing. We also compete in the lower priced segment of the beer market, called the popular priced segment, with Coors Extra Gold and our Keystone family of beers -- Keystone Premium, Keystone Light and Keystone Ice.

     Our goal is to continue growing our business and increasing our profitability, both domestically and internationally, by focusing on the following six key strategies:

     - produce the highest quality products;

     - focus on high-growth, high-margin segments;

     - invest in high-potential markets and brands;

     - improve our wholesale distribution network;

     - build organizational excellence and improve our cost structure and efficiencies; and

     - pursue strategic opportunities.

     Our primary production facilities are in Golden, Colorado. We also own a packaging and brewing facility in Memphis, Tennessee and a packaging facility in the Shenandoah Valley in Virginia. We own 50.1% of Coors Canada, our joint venture with Molson Inc. Coors Canada produces Coors Light for distribution throughout Canada. Coors Light is the top selling light beer and the fourth best-selling beer overall in Canada.

     Our principal executive offices are located at Coors Brewing Company, 311 10th Street, Golden, Colorado 80401-0030 and our telephone number is (303) 279-6565.

RECENT DEVELOPMENTS

     Third quarter results: On October 19, 2000, we announced our operating results for the 13-week quarter ended September 24, 2000. Our third quarter consolidated net sales were $603.3 million, a 10.9% increase from $544.0 million in the same period in 1999. Sales volume reached 6,236,000 barrels in the third quarter of 2000, an 8.4% increase from the 5,754,000 barrels sold in the same period in 1999. Our third quarter net income was $34.5 million, a 58.0% increase from $21.8 million in the third quarter of 1999. Included in our third quarter results was a $5.4 million pretax special credit primarily due to the settlement of a past insurance claim. Our third quarter diluted earnings per share were $0.92, up 58.6% from $0.58 in the same period in 1999. Excluding special items, diluted earnings per share for the third quarter were $0.83, up 22.1% from $0.68 in the same period in 1999.

     On October 19, 2000, we announced an updated capital expenditure plan for 2000 in the range of $145 million to $155 million. We also announced a preliminary capital spending plan in the range of $200 million to $240 million for 2001. This level of capital spending represents a significant increase over recent years. All of the increase in capital expenditures over recent years is related to our need to add capacity to meet growing demand for our products. These capital expenditures will address capacity constraints and are an important part of our long-term plan to increase productivity and lower our costs. Some of these capital expenditures will provide a foundation for future capacity additions and, as a result, we expect our capital expenditures in 2002 to be lower than 2001 capital expenditures.

                                  THE OFFERING

Class B common stock offered by the selling
  shareholders.......................................  4,000,000 shares

Class B common stock outstanding.....................  35,710,162 shares

Class A common stock outstanding.....................  1,260,000 shares

Total Class A and Class B common stock outstanding...  36,970,162 shares

Use of proceeds......................................  We will not receive any proceeds from the sale of the shares in this offering.

New York Stock Exchange symbol.......................  RKY

     The number of shares of Class B common stock outstanding is based on the number of shares outstanding as of October 5, 2000. This number does not include:

     - options, having a weighted average exercise price of $43.26 per share, outstanding to purchase 3,186,027 shares of Class B common stock under our 1990 Equity Incentive Plan, of which 1,271,837 options are vested;
     - an additional 29,296 shares of our Class B common stock that we have reserved for grant under our 1991 Equity Compensation Plan for Non-Employee Directors; and
     - 83,707 shares of Class B common stock issuable under our 1995 Supplemental Compensation Plan.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Our fiscal year is the 52 or 53 weeks that end on the last Sunday in December. Fiscal 1995 was a 53 week fiscal year; all other years presented are 52 week fiscal years.

                                      TWENTY-SIX WEEK
                                       PERIOD ENDED
                                  -----------------------                     FISCAL YEAR ENDED DECEMBER
                                   JUNE 25,     JUNE 27,    --------------------------------------------------------------
                                     2000         1999         1999         1998         1997         1996         1995
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                        (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales.......................  $1,078,601   $1,015,430   $2,056,646   $1,899,533   $1,821,304   $1,741,835   $1,690,701
Operating income................      86,979       91,832      141,983      103,819      147,393       80,774       80,378
Net income......................      63,163       58,213       92,284       67,784       82,260       43,425       43,178
Net income per common share:
  Basic.........................  $     1.72   $     1.59   $     2.51   $     1.87   $     2.21   $     1.14   $     1.13
  Diluted.......................        1.69         1.55         2.46         1.81         2.16         1.14         1.13
Weighted average number of
  shares outstanding:
  Basic.........................      36,688       36,700       36,729       36,312       37,218       37,966       38,164
  Diluted.......................      37,275       37,495       37,457       37,515       38,056       38,219       38,283
Dividends per share.............  $    0.350   $    0.315   $    0.645   $    0.600   $    0.550   $    0.500   $    0.500

                                                                                    AS OF DECEMBER
                                                                  AS OF        ------------------------
                                                              JUNE 25, 2000       1999          1998
                                                              -------------    ----------    ----------
                                                                           (IN THOUSANDS)
                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and short-term and long-term
  marketable securities.....................................   $  343,968      $  279,883    $  287,672
Working capital.............................................      266,377         220,117       165,079
Properties, at cost and net.................................      708,539         714,001       714,441
Total assets................................................    1,610,639       1,546,376     1,460,598
Long-term debt..............................................      105,000         105,000       105,000
Other long-term liabilities.................................      124,030         128,400       131,109
Total shareholders' equity..................................      890,746         841,539       774,798

                                       TWENTY-SIX WEEKS
                                             ENDED
                                      -------------------                FISCAL YEAR ENDED DECEMBER
                                      JUNE 25,   JUNE 27,   ----------------------------------------------------
                                        2000       1999       1999       1998       1997       1996       1995
                                      --------   --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                          (UNAUDITED)

OTHER INFORMATION:
Barrels of malt beverages sold......   11,216     10,915      21,954     21,187     20,581     20,045     20,312
Capital expenditures................  $67,425    $79,259    $134,377*  $104,505   $ 60,373   $ 65,112   $157,599
Depreciation, depletion and
  amortization......................   64,163     64,366     123,770    115,815    117,166    121,121    122,830
Operating income as a percentage of
  net sales.........................      8.1%       9.0%        6.9%       5.5%       8.1%       4.6%       4.8%
Total debt to total
  capitalization....................     10.5%      12.8%       11.1%      15.8%      19.0%      21.2%      24.9%

------------
* Includes approximately $10.0 million for the acquisition of distribution rights for certain non-Coors brands.

                                  RISK FACTORS

     You should consider carefully the risks described below before you decide to buy the Class B common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our Class B common stock could fall, and you could lose all or part of the money you paid to buy the Class B common stock.

OUR SUCCESS DEPENDS LARGELY ON THE SUCCESS OF ONE PRODUCT, THE FAILURE OF WHICH WOULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Although we currently have 12 products in our portfolio, Coors Light represented more than 70% of our sales volume for 1999. A key factor in our growth is based on consumer taste preferences that are beyond our control. Our primary competitors' portfolios are more evenly diversified than ours. As a consequence, if consumer tastes shift to another style of beer, the loss of sales from Coors Light would have a disproportionately negative impact on our business than on our principal competitors. We cannot assure you that the Coors Light brand will maintain market share or continue to grow.

BECAUSE OUR PRIMARY PRODUCTION FACILITIES ARE LOCATED AT A SINGLE SITE, WE ARE MORE VULNERABLE THAN OUR COMPETITORS TO TRANSPORTATION DISRUPTIONS AND NATURAL DISASTERS.

     Our primary production facilities are located in Golden, Colorado, where we brew more than 90% of our volume and package approximately 60% of our products sold. Our centralized operations require us to ship our products greater distances than our competitors. We ship approximately 66% of our products by truck and intermodal directly to distributors and satellite redistribution centers. The remaining 34% of our products are transported by railcar to distributors and satellite redistribution centers. If our transportation system is disrupted as a result of labor strikes, work stoppages, or for any other reason, our business and financial results would be negatively impacted.

     In addition, because our operations are centralized, we would experience proportionally greater disruption and losses than our competitors if our facilities were damaged by natural disasters or other catastrophes.

WE ARE SIGNIFICANTLY SMALLER THAN OUR TWO PRIMARY COMPETITORS, AND WE ARE MORE VULNERABLE THAN OUR COMPETITORS TO COST AND PRICE FLUCTUATIONS.

     The beer industry is highly competitive. At the retail level, we compete on the bases of quality, taste, advertising, price, packaging innovation and retail execution by our distributors. Competition in our various markets could cause us to reduce pricing, increase capital and other expenditures or lose market share, any of which could have a material adverse effect on our business and financial results.

     We compete primarily with Anheuser-Busch Companies, Inc. and Miller Brewing Co., the top two brewers in the United States. Both of our primary competitors have substantially greater financial, marketing, production, distribution and other resources than we have. As a consequence, we face significant competitive disadvantages related to their greater economies of scale. To remain competitive, we must spend substantially more per barrel on advertising due to our smaller scale. In addition, we are subject to being outspent by our competitors in advertising, promotions and sponsorships. Aggressive marketing campaigns by our competitors could require us to spend additional amounts on marketing or cause us to lose market share, which would adversely affect our profit margins.

     The concentration of our operations at one location contributes to higher costs per barrel than our primary competitors due to a number of factors. These factors include, but are not limited to, higher transportation costs and the need to maintain satellite redistribution centers. Our primary competitors have multiple geographically dispersed breweries and packaging facilities. Therefore, they have lower transportation costs and less need for satellite redistribution centers. As a result of our higher costs per barrel and resulting lower margins, we are more vulnerable to cost and price fluctuations than our major competitors. Any significant increase in costs, such as fuel or packaging costs, or significant decrease in prices that we can charge for our products, would have a disproportionately material adverse effect on our business, operations and financial condition.

WE ARE VULNERABLE TO THE PRICING ACTIONS OF OUR PRIMARY COMPETITORS, WHICH ARE BEYOND OUR CONTROL.

     An improved pricing environment over the past two years has allowed us to take moderate, consistent increases in beer prices. These pricing increases have contributed to our improved profitability. The market may not continue to accept price increases, and our competitors may move away from price increases and implement competitive strategies that involve price discounting. If our primary competitors reduce prices, we will have to respond or risk losing market share. Any material negative change in the current pricing environment could have a material adverse affect on our results of operations.

THE CLASS B COMMON STOCK OFFERED BY THIS PROSPECTUS IS NON-VOTING STOCK, AND WE ARE CONTROLLED BY THE COORS FAMILY.

     Our Class A common stock, which is held entirely by the Adolph Coors, Jr. Trust, is our only class of voting stock. Our Class B common stock is non-voting stock. Holders of the Class B common stock vote only on certain limited matters. Consequently, investors in the shares of Class B common stock will not be entitled to vote on many matters requiring general stockholder approval. In addition, because the Adolph Coors, Jr. Trust owns 100% of our voting stock, it controls the election of our board of directors. The trust can prevent a change of control or other actions that might be beneficial to you. You should read the information in "Description of Capital Stock" for a more detailed description of these voting rights.

IF DEMAND FOR OUR PRODUCTS CONTINUES TO GROW AT CURRENT RATES, WE MAY LACK THE CAPACITY NEEDED TO MEET DEMAND OR WE MAY BE REQUIRED TO INCREASE OUR CAPITAL SPENDING SIGNIFICANTLY.

     Because of the increased demand for our products, our brewing and packaging operations are running at almost full capacity. Our primary facilities will need capital improvements to allow increases in their capacity. Although we have already made improvements to increase our production and distribution efficiency, and we plan to make capital expenditures to increase capacity, these steps may not be sufficient to meet demand. New capacity additions can be costly and, in their start-up phase, inefficient. In addition, our currently planned capital improvements may not be sufficient to meet our capacity needs for the foreseeable future or may not be implemented quickly enough to meet growing demand. Moreover, if we make significant capital expenditures to increase capacity and demand does not increase as we expect, these expenditures would adversely affect our profitability and return on capital.

IF ANY OF OUR SUPPLIERS ARE UNABLE OR UNWILLING TO MEET OUR REQUIREMENTS, WE MAY BE UNABLE TO PROMPTLY OBTAIN THE MATERIALS WE NEED TO OPERATE OUR BUSINESS.

     We purchase most of our paperboard and label packaging from Graphic Packaging Corporation. As part of our corporate reorganization in 1992, we spun off Graphic Packaging to our shareholders. William K. Coors and Peter H. Coors serve, along with other Coors family members, as co-trustees of a number of Coors family trusts which collectively control both Graphic Packaging and us. Graphic Packaging supplies unique packaging to us that is not currently produced by any other supplier. Our agreement with Graphic Packaging expires in 2002, and provides for a three year extension to be negotiated by December 31, 2000. Because we do not believe there is another readily available source for this packaging, the loss of Graphic Packaging as our supplier without sufficient time to develop an alternative source for our packaging requirements, or a significant increase in prices charged by Graphic Packaging, would likely have a material adverse effect on our business. You should read "Related Party Transactions" for more information regarding Graphic Packaging.

     We are dependent on our suppliers for all of our raw materials used in our products as well as for all packaging materials. We currently purchase nearly all of our aluminum cans from our joint venture with American National Can Company and more than half of our glass bottles from our joint venture with Owens-Brockway Glass Container, Inc. Illinois. We also have agreements to purchase substantially all of our remaining can and bottle needs from these joint venture partners. We are currently in negotiations with

American National regarding the terms of a new joint venture agreement, as the current joint venture terminates in October 2001. If we are unable to reach a satisfactory agreement with American National or an alternative supplier prior to October 2001, we may have difficulty obtaining adequate supplies of certain sizes of cans.

     As with most agricultural products, the supply and price of raw materials used to produce our products can be affected by a number of factors beyond our control, including frosts, droughts, other weather conditions, economic factors affecting growing decisions, various plant diseases and pests. To the extent that any of the foregoing affects the ingredients we use to produce our products, our results of operations could be materially and adversely affected.

THE GOVERNMENT MAY ADOPT REGULATIONS THAT COULD INCREASE OUR COSTS OR OUR LIABILITIES OR COULD LIMIT OUR BUSINESS ACTIVITIES.

     Our business is highly regulated by federal, state and local government entities. These regulations govern many parts of our operations, including brewing, marketing and advertising, transportation, distributor relationships, sales and environmental issues. We cannot assure you that we have been or will at all times be in compliance with all regulatory requirements or that we will not incur material costs or liabilities in connection with regulatory requirements. The domestic beer industry could be subjected to changes or additions to governmental regulations. For example, we could face new labeling or packaging requirements or restrictions on advertising and promotion that could adversely affect the sale of our products.

     Governmental entities also levy taxes and may require bonds to ensure compliance with applicable laws and regulations. Congress and state legislatures from time to time consider various proposals to impose additional excise taxes on the production and sale of alcoholic beverages, including beer. The last significant increase in federal excise taxes on beer was in 1991 when Congress doubled federal excise taxes on beer. We cannot assure you that the operations of our breweries and other facilities will not become subject to increased taxation by federal or state authorities. Any significant increases could have a materially adverse impact on our financial results.

IF THE SOCIAL ACCEPTABILITY OF OUR PRODUCTS DECLINES, OR IF LITIGATION IS DIRECTED AT THE ALCOHOLIC BEVERAGE INDUSTRY, OUR SALES VOLUMES COULD DECREASE AND OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

     In recent years, there has been increased social and political attention directed to the alcoholic beverage industry. We believe this attention is the result of public concern over alcohol-related problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol. If the social acceptability of beer were to decline significantly, sales of our products could materially decrease. Similarly, recent litigation against the tobacco industry has directed increased attention to the alcoholic beverage industry. If the industry were to become involved in litigation similar to that of the tobacco industry, our business could be materially adversely affected.

ANY SIGNIFICANT SHIFT IN PACKAGING PREFERENCES IN THE BEER INDUSTRY COULD DISPROPORTIONATELY INCREASE OUR COSTS AND COULD LIMIT OUR ABILITY TO MEET CONSUMER DEMAND.

     Any significant shift in packaging preferences by retailers and consumers could disproportionately increase our costs and may affect our ability to meet consumer demand, which could have a material adverse effect on our results of operations. Reconfiguring our packaging facilities to produce different types or amounts of packaging than we currently produce would likely increase our costs. In addition, we may not be able to complete any necessary changes quickly enough to keep pace with shifting consumer preferences. Our primary competitors are larger and may be better able to accommodate a packaging preference shift. If we are not able to respond quickly to a packaging preference shift, our sales and market share could decline.

WE DEPEND ON INDEPENDENT DISTRIBUTORS TO SELL OUR PRODUCTS AND WE CANNOT PROVIDE ANY ASSURANCE THAT THESE DISTRIBUTORS WILL EFFECTIVELY SELL OUR PRODUCTS.

     We sell all of our products to wholesale distributors for resale to retail outlets. We are highly dependent on independently-owned distributors, because distributors that we own account for less than 5% of our total domestic volume. Some of our distributors are at a competitive disadvantage because they are significantly smaller than the largest distributors in their markets. Our distributors also sell products that compete with our products. We cannot control or provide any assurance that these distributors will not give our competitors' products higher priority, thereby reducing their efforts to sell our products. Moreover, we believe our largest competitor has exclusive selling relationships with distributors accounting for most of its volume, providing it with a significant competitive advantage. In addition, the regulatory environment of many states makes it very difficult to change distributors. In most cases, poor performance by a distributor is not grounds for replacement. Consequently, if we are not allowed or are unable to replace unproductive or inefficient distributors, our business, financial position, and results of operations may be adversely affected.

BECAUSE OUR SALES VOLUME IS MORE CONCENTRATED IN A FEW GEOGRAPHIC AREAS IN THE UNITED STATES, ANY LOSS OF MARKET SHARE IN THE STATES WHERE WE ARE CONCENTRATED WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

     Although we sell beer nationwide and in select international markets, only a few states, California, Texas, Pennsylvania, New York and New Jersey, together represented 47% of our volume in 1999. We have relatively low market share in the Midwest and Southeast regions of the U.S. Any loss of market share in our core states could have a material adverse effect on our results of operations.

BECAUSE WE LACK A SIGNIFICANT PRESENCE IN INTERNATIONAL MARKETS, WE ARE DEPENDENT ON THE UNITED STATES MARKET.

     Although our international sales are increasing and we intend to pursue international growth opportunities, only a small portion of our reported volume is from exports to international markets. We have had limited success in foreign markets outside of North America. If we are not able to develop these markets and expand sales of our products internationally, we will lack access to the long-term growth opportunities that international markets provide and will remain dependent on the United States market.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATION BY FEDERAL, STATE AND LOCAL AGENCIES, INCLUDING LAWS THAT IMPOSE LIABILITY WITHOUT REGARD TO FAULT.

     Our operations are subject to federal, state, local, and foreign environmental laws and regulations regarding, among other things, the generation, use, storage, disposal, emission, release and remediation of hazardous and nonhazardous substances, materials or wastes as well as the health and safety of our employees. Under certain of these laws, namely the Comprehensive Environmental Response, Compensation and Liability Act and its state counterparts, we could be held liable for investigation and remediation of hazardous substance contamination at our currently or formerly owned or operated facilities or at third-party waste disposal sites, as well as for any personal or property damage arising out of such contamination regardless of fault. From time to time, we have been notified that we are or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act. Although we believe that none of the sites in which we are currently involved will materially affect our business, financial condition or results of operations, we cannot predict with certainty the total costs of cleanup, our share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups or insurance coverage. In addition, we could be named a potentially responsible party at sites in the future and the costs associated with such future sites may be material. You should read "Business -- Environmental Matters" for a more detailed discussion of these matters.

     Environmental laws and regulations are complex and change frequently. While we have budgeted for future capital and operating expenditures to maintain compliance with these environmental laws and regulations, we cannot assure you that we will not incur any environmental liability or that these environmen-tal laws and regulations will not change or become more stringent in the future in a manner that could have a material adverse effect on our business, financial condition or results of operations.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
                               AND INDUSTRY DATA

     Some of the information in this prospectus and in the documents that we incorporate by reference into this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as "expect," "anticipate," "plan," "believe," "seek," "estimate," "internal," "outlook," "trends," "industry forces," "strategies," "goals" and similar words. Statements that we make in this prospectus and in the documents that we incorporate by reference into this prospectus that are not statements of historical fact may also be forward-looking statements. In particular, statements that we make in the "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" relating to our overall volume trends, pricing trends and industry forces, cost reduction strategies and anticipated results, our expectation for funding capital expenditures and operations, and our shipment level and profitability, increased market share and the sufficiency of capital to meet working capital, capital expenditures requirements, and our strategies are forward-looking statements. Forward-looking statements are not guarantees of our future performance and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. There may be events in the future that we are not able to predict accurately, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. Before you purchase the Class B common stock offered by this prospectus, you should be aware that the factors we discuss in "Risk Factors" and elsewhere in this prospectus could cause our actual results to differ from any forward-looking statements.

     This prospectus contains industry data related to our business and the brewing industry. This industry data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Class B common stock by the selling shareholders.

                      PRICE RANGE OF CLASS B COMMON STOCK
                              AND DIVIDEND POLICY

     Our Class B common stock has traded on the New York Stock Exchange since March 11, 1999 under the symbol "RKY" and prior to that was quoted on the NASDAQ National Market under the symbol "ACCOB". The following table sets forth the high and low sales prices per share of our Class B common stock as reported by the New York Stock Exchange, for the periods after March 10, 1999, and as reported on the NASDAQ National Market, for the periods prior to March 11, 1999:

                                                               STOCK PRICES
                                                              ---------------         DIVIDENDS PER
                                                              HIGH        LOW         COMMON SHARE
                                                              ----        ---         -------------
FISCAL YEAR 1998
First Quarter...............................................  $36 3/4     $29 1/4        $0.150
Second Quarter..............................................   39 1/2      32 3/4         0.150
Third Quarter...............................................   56 1/2      34             0.150
Fourth Quarter..............................................   55 1/2      43 1/4         0.150
FISCAL YEAR 1999
First Quarter...............................................  $65 13/16   $51 11/16      $0.150
Second Quarter..............................................   59 3/16     45 1/4         0.165
Third Quarter...............................................   61          48 1/4         0.165
Fourth Quarter..............................................   57 11/16    47 15/16       0.165
FISCAL YEAR 2000
First Quarter...............................................  $53 3/4     $37 3/8        $0.165
Second Quarter..............................................   66 1/2      42 7/16        0.185
Third Quarter...............................................   67 5/8      57 1/8         0.185
Fourth Quarter (through October 17, 2000)...................   68 3/8      61 7/8            --

     On October 17, 2000, the last reported sales price for our Class B common stock as reported by the New York Stock Exchange was $65 3/16. Dividends are considered quarterly by our board of directors and may be paid only when approved by our board. The dividend for the fourth quarter of fiscal year 2000 will be announced on or around November 16, 2000.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     You should read the selected historical consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes included herein. The selected historical consolidated financial data for the fiscal years ended and as of December 1999, 1998, 1997, 1996 and 1995 have been derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected historical consolidated financial data for the twenty-six weeks ended and as of June 25, 2000 and June 27, 1999 have been derived from our unaudited consolidated financial statements, which have been prepared on a basis substantially consistent with the audited consolidated financial statements and which, in our opinion, include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the twenty-six week period ended June 25, 2000, are not necessarily indicative of future results. Our fiscal year is the 52 or 53 weeks that end on the last Sunday in December. Fiscal 1995 was a 53 week fiscal year; all other years presented are 52 week fiscal years.

                          TWENTY-SIX WEEKS
                                ENDED
                       -----------------------                            FISCAL YEAR ENDED
                        JUNE 25,     JUNE 27,    -------------------------------------------------------------------
                          2000         1999         1999          1998          1997          1996          1995
                       ----------   ----------   -----------   -----------   -----------   -----------   -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                             (UNAUDITED)
CONSOLIDATED
  STATEMENT OF
  OPERATIONS DATA:
Net sales............  $1,078,601   $1,015,430   $ 2,056,646   $ 1,899,533   $1,821,304    $ 1,741,835   $ 1,690,701
Cost of goods sold...    (634,848)    (587,602)   (1,215,965)   (1,160,693)  (1,131,610)    (1,131,470)   (1,106,635)
                       ----------   ----------   -----------   -----------   -----------   -----------   -----------
Gross profit.........     443,753      427,828       840,681       738,840      689,694        610,365       584,066
Other operating
  expenses:
Marketing, general
  and
  administrative.....    (341,272)    (335,996)     (692,993)     (615,626)    (573,818)      (523,250)     (518,888)
Special (charges)
  credits............     (15,502)          --        (5,705)      (19,395)      31,517         (6,341)       15,200
                       ----------   ----------   -----------   -----------   -----------   -----------   -----------
Total other operating
  expenses...........    (356,774)    (335,996)     (698,698)     (635,021)    (542,301)      (529,591)     (503,688)
                       ----------   ----------   -----------   -----------   -----------   -----------   -----------
Operating income.....      86,979       91,832       141,983       103,819      147,393         80,774        80,378
Other income
  (expense)--net.....       7,604        3,209         8,684         7,281         (500)        (5,799)       (7,100)
                       ----------   ----------   -----------   -----------   -----------   -----------   -----------
Income before income
  taxes..............      94,583       95,041       150,667       111,100      146,893         74,975        73,278
Income tax expense...     (31,420)     (36,828)      (58,383)      (43,316)     (64,633)       (31,550)      (30,100)
                       ----------   ----------   -----------   -----------   -----------   -----------   -----------
Net income...........  $   63,163   $   58,213   $    92,284   $    67,784   $   82,260    $    43,425   $    43,178
                       ==========   ==========   ===========   ===========   ===========   ===========   ===========
Net income per common
  share:
  Basic..............  $     1.72   $     1.59   $      2.51   $      1.87   $     2.21    $      1.14   $      1.13
  Diluted............        1.69         1.55          2.46          1.81         2.16           1.14          1.13
Weighted average
  number of shares
  outstanding:
  Basic..............      36,688       36,700        36,729        36,312       37,218         37,966        38,164
  Diluted............      37,275       37,495        37,457        37,515       38,056         38,219        38,283

                           AS OF JUNE 25,                                  AS OF DECEMBER
                       -----------------------   -------------------------------------------------------------------
                          2000         1999         1999          1998          1997          1996          1995
                       ----------   ----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS)
                             (UNAUDITED)
CONSOLIDATED BALANCE
  SHEET DATA:
Cash and cash
  equivalents and
  short-term and
  long-term
  marketable
  securities.........  $  343,968   $  272,869   $   279,883   $   287,672   $  258,138    $   116,863   $    32,386
Working capital......     266,377      141,290       220,117       165,079      158,048        124,194        36,530
Properties, at cost
  and net............     708,539      721,809       714,001       714,441      733,117        814,102       887,409
Total assets.........   1,610,639    1,578,795     1,546,376     1,460,598    1,412,083      1,362,536     1,384,530
Long-term debt.......     105,000      105,000       105,000       105,000      145,000        176,000       195,000
Other long-term
  liabilities........     124,030      129,847       128,400       131,109       95,150        102,518       103,262
Total shareholders'
  equity.............     890,746      818,814       841,539       774,798      736,568        715,487       695,016

                                       TWENTY-SIX WEEKS
                                             ENDED
                                      -------------------                FISCAL YEAR ENDED DECEMBER
                                      JUNE 25,   JUNE 27,   ----------------------------------------------------
                                        2000       1999       1999       1998       1997       1996       1995
                                      --------   --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                          (UNAUDITED)

OTHER INFORMATION:
Barrels of malt beverages sold......   11,216     10,915      21,954     21,187     20,581     20,045     20,312
Capital expenditures................  $67,425    $79,259    $134,377*  $104,505   $ 60,373   $ 65,112   $157,599
Depreciation, depletion and
  amortization......................   64,163     64,366     123,770    115,815    117,166    121,121    122,830
Operating income as a percentage of
  net sales.........................      8.1%       9.0%        6.9%       5.5%       8.1%       4.6%       4.8%
Total debt to total
  capitalization....................     10.5%      12.8%       11.1%      15.8%      19.0%      21.2%      24.9%

------------
* Includes approximately $10.0 million for the acquisition of distribution rights for certain non-Coors brands.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read together with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that may involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements.

OVERVIEW

     We are the third largest producer of beer in the United States. Our product portfolio includes 12 brands, including Coors Light, which is our top-selling brand. Coors Light is the fourth most popular brand in the United States and has increased its market share over each of the past five years. Our sales are concentrated in the light beer segment, which grew from 36.2% of the U.S. market in 1995 to 42.3% in 1999. We own 50.1% of Coors Canada, our joint venture with Molson Inc. Coors Canada produces Coors Light for distribution throughout Canada.

     This discussion summarizes the significant factors affecting our consolidated results of operations, liquidity and capital resources for the twenty-six weeks ended June 25, 2000 and the three-year period ended December 26, 1999. Our fiscal year is the 52 or 53 weeks that end on the last Sunday in December. Our fiscal year 2000 will consist of 53 weeks. Our 1999, 1998 and 1997 fiscal years each consisted of 52 weeks.

RESULTS OF OPERATIONS

                                TWENTY-SIX WEEKS ENDED
                         -------------------------------------                        FISCAL YEAR ENDED
                             JUNE 25,            JUNE 27,        ------------------------------------------------------------
                               2000                1999                 1999                 1998                 1997
                         -----------------   -----------------   ------------------   ------------------   ------------------
                                                          (IN THOUSANDS, EXCEPT PERCENTAGES)
                                      (UNAUDITED)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Net sales..............  $1,078,601   100%   $1,015,430   100%   $ 2,056,646   100%   $ 1,899,633   100%   $ 1,821,304   100%
Costs of goods sold....    (634,848)   59%     (587,602)   58%    (1,215,965)   59%    (1,160,693)   61%    (1,131,610)   62%
                         ----------   ----   ----------   ----   -----------   ----   -----------   ----   -----------   ----
Gross profit...........     443,753    41%      427,828    42%       840,681    41%       738,840    39%       689,694    38%
                         ----------   ----   ----------   ----   -----------   ----   -----------   ----   -----------   ----
Other operating
  expenses:
Marketing, general and
  administrative.......    (341,272)   32%     (335,996)   33%      (692,993)   34%      (615,626)   32%      (573,818)   32%
Special (charges)
  credits..............     (15,502)    --           --     --        (5,705)    --       (19,395)    1%        31,571     2%
                         ----------   ----   ----------   ----   -----------   ----   -----------   ----   -----------   ----
    Total other
      operating
      expenses.........    (356,774)   33%     (335,996)   33%      (698,698)   34%      (635,021)   33%      (542,301)   30%
                         ----------   ----   ----------   ----   -----------   ----   -----------   ----   -----------   ----
Operating income.......      86,979     8%       91,832     9%       141,983     7%       103,819     6%       147,393     8%
Other income
  (expense)............       7,604     1%        3,209     --         8,684     --         7,281     --          (500)    --
                         ----------   ----   ----------   ----   -----------   ----   -----------   ----   -----------   ----
Income before taxes....      94,583     9%       95,041     9%       150,667     7%       111,100     6%       146,893     8%
Income tax expense.....     (31,420)    3%      (36,828)    4%       (58,383)    3%       (43,316)    2%       (64,633)    4%
                         ----------   ----   ----------   ----   -----------   ----   -----------   ----   -----------   ----
Net income.............  $   63,163     6%   $   58,213     6%   $    92,284     5%   $    67,784     4%   $    82,260     5%
                         ==========   ====   ==========   ====   ===========   ====   ===========   ====   ===========   ====

     THE TWENTY-SIX WEEKS ENDED JUNE 25, 2000 AS COMPARED TO THE TWENTY-SIX WEEKS ENDED JUNE 27, 1999

     We reported net sales of $1,078.6 million for the first half of 2000, representing an increase of 6.2% over the same period of 1999. Net sales for the twenty-six weeks ended June 25, 2000 were impacted favorably by a unit volume increase of 2.8%. We sold 11,216,000 barrels of malt beverages in the first half of 2000 compared to sales of 10,915,000 barrels in the first half of 1999. Net sales were also favorably impacted by improved revenues per barrel due to increased prices for our products and a continuing shift toward sales of higher-priced product sales.

     Cost of goods sold was $634.8 million for the first half of 2000 compared to $587.6 million for the same period in 1999. The increase in cost of goods sold per barrel for the first half of 2000 was mainly due to a shift in product demand toward more expensive products, including import beers sold by Coors-owned distributors, Zima and longneck bottles. We also experienced an increase in packaging materials costs per barrel and production expense per barrel during the first half of 2000 compared to the same period in 1999. The increased packaging materials costs in 2000 were mainly due to a one-time benefit recognized in 1999 of renegotiating and revising certain long-term supply contracts. The increased production expense mainly consisted of overtime pay related to meeting higher-than-expected demand for certain products.

     Gross profit in the first half of 2000 was $443.8 million, an increase of 3.7% over the first half of 1999. As a percentage of net sales, gross profit decreased to 41.1% in the first half of 2000 from 42.1% for the same period a year earlier.

     Marketing, general and administrative expenses were $341.3 million for the first half of 2000, representing a $5.3 million or 1.6% increase over the same period in 1999. Marketing, general and administrative expenses rose primarily because of higher spending on marketing, sales, promotions and our international organization. These increases were partially offset by lower information technology expenses relating to year 2000 remediation and systems upgrades incurred during the first half of 2000 compared to the same period in 1999.

     In the second quarter of 2000, we recorded a special charge of $15.5 million as a result of our plans to close our operations in Spain. From 1994 to 2000, our sales in Europe have fallen short of expectations, resulting in significant losses. In the second quarter of 2000, we completed various analyses of the potential for improved distribution channels, the viability of our brands in Spain and additional contract brewing opportunities. Based upon our analyses, we decided to close our Spain brewery. We expect the Spain brewery closure to be completed by the end of 2000. As a result of this plan, in the second quarter of 2000, we recorded a special charge comprised of severance costs for approximately 100 employees, other related costs and an asset impairment charge based upon our evaluation of the recoverability of certain long-lived assets. The charge for the severance and other related costs was approximately $10.6 million and the charge for fixed asset impairment was approximately $4.9 million. We will pay the severance and other related costs from our current cash balances, the majority of which will be paid by the end of 2000. We will incur additional expenses related to the final closure of the facility during the second half of 2000. We anticipate that these expenses will be substantially less than the second quarter special charge.

     The decision to close our Spain brewery will eliminate its annual operating losses from our overall operating results. The anticipated payback period is less than three years. We plan to invest most of the annual savings of approximately $7.0 million to $8.0 million into our domestic and international businesses. We expect the savings from the closure to begin in fiscal 2001.

     As a result of the factors noted above, operating income was $87.0 million for the first half of 2000 compared to $91.8 million for the same period a year earlier. Excluding special charges, operating income for the first half of 2000 was $102.5 million compared to $91.8 million for the same period a year earlier.

     Net other income was $7.6 million for the first half of 2000 compared to $3.2 million for the same period in 1999. The increase was primarily because of increases in interest income and reductions in interest expense. The increase in interest income was mainly due to higher average cash and securities balances in the first half of 2000 compared to the first half of 1999, while the decrease in interest expense was due to lower outstanding medium-term debt.

     The consolidated effective tax rate for the first half of 2000 was 33.2% compared to 38.75% for the same period in 1999. Excluding special charges, our consolidated effective tax rate for the first half of 2000 was 38.0% compared to 38.75% for the first half of 1999. The rate decreased in 2000 mainly because of reduced state tax rates.

     Net income for the first half of 2000 was $63.2 million, or $1.72 per basic share ($1.69 per diluted share). This compares to net income of $58.2 million, or $1.59 per basic share ($1.55 per diluted share) for the first half of 1999. Excluding special charges, net income for the first half of 2000 was $68.3 million, or $1.86 per basic share ($1.83 per diluted share). We had no special items in the first half of 1999.

     FISCAL 1999 AS COMPARED TO FISCAL 1998

     We reported net sales of $2.1 billion for 1999, representing an 8.3% increase over 1998. Net sales were impacted favorably by a unit volume increase of 3.6%. Net sales per barrel for 1999 were also favorably impacted by improved gross realizations per barrel due to increased pricing, reduced domestic discounting and mix improvement toward higher net revenue product sales.

     Cost of goods sold was $1.2 billion in 1999, which was a $55.3 million or 4.8% increase over 1998. Cost of goods sold per barrel increased due to a shift in product demand toward more expensive products and packages, including import beers sold by Coors-owned distributors, higher glass costs, as well as increased production and labor costs incurred in the packaging areas during the first quarter of 1999. These increases were partially offset by decreases primarily due to reduced aluminum material costs.

     Gross profit increased 13.8% to $840.7 million from 1998 due to the 8.3% net sales increase coupled with a lower increase in cost of goods sold of 4.8%, both discussed above. As a percentage of net sales, gross profit in 1999 increased to 40.9% from 38.9% in 1998.

     Marketing, general and administrative expenses increased to $693.0 million in 1999. Of the total $77.4 million or 12.6% increase, advertising costs increased $47.6 million over 1998 due to increased investments behind our core brands, both domestically and internationally. General and administrative expenses for our international business, as well as information and technology expenses, were also higher in 1999 compared to 1998.

     During 1999, we recorded a $3.7 million pretax charge primarily for severance costs associated with restructuring the engineering and construction unit, and a $2.0 million pretax charge to facilitate improvements to our distributor network. These items resulted in a total special pretax charge of $5.7 million. During 1998, we recorded a $17.2 million pretax charge for severance and related costs of restructuring the production operations, and a $2.2 million pretax charge for the impairment of certain long-lived assets for one of our distributorships. These items resulted in a total special pretax charge of $19.4 million in 1998.

     As a result of the factors noted above, operating income grew 36.8% to $142.0 million in 1999 from $103.8 million in 1998. Excluding special charges, operating income rose 19.9% to $147.7 million in 1999 from $123.2 million in 1998.

     Net other income of $8.7 million in 1999 increased from $7.3 million in 1998. This $1.4 million increase is primarily due to reductions in net interest expense. The decrease in net interest expense in 1999 from 1998 was attributable to an increase in capitalized interest due to higher capital spending and lower levels of debt.

     Our effective tax rate decreased to 38.8% in 1999 from 39.0% in 1998 primarily due to higher tax-exempt income. The 1999 effective tax rate exceeded the statutory rate primarily because of state tax expense. Our effective tax rates for fiscal years 1999 and 1998 were not impacted by special charges.

     Net income for 1999 was $92.3 million, or $2.51 per basic share ($2.46 per diluted share), compared to $67.8 million, or $1.87 per basic share ($1.81 per diluted share), for 1998, representing increases of 34.2% (basic) and 35.9% (diluted) in earnings per share. Excluding special charges, net earnings for 1999 were $95.8 million, or $2.61 per basic share ($2.56 per diluted share), compared to $79.6 million, or $2.19 per basic share ($2.12 per diluted share) for 1998.

     FISCAL 1998 AS COMPARED TO FISCAL 1997

     Net sales increased 4.3% over 1997, which was caused primarily by a unit volume increase of 2.9%. The increase in net sales was also attributable to increased export sales, which generate higher net revenue per barrel than domestic sales, and a modestly improved domestic pricing environment.

     Cost of goods sold was $1.2 billion in 1998, an increase of $29.1 million, or 2.6%, over 1997. The increase in cost of goods sold was attributable to higher volumes and slightly higher costs for raw materials and certain packaging materials, partially offset by improved cost absorption due to higher beer production levels and lower aluminum costs.

     Gross profit increased 7.1% to $738.8 million from $689.7 million in 1997. As a percentage of net sales, gross profit increased to 38.9% in 1998 from 37.9% in 1997.

     Marketing, general and administrative expenses increased to $615.6 million in 1998 from $573.8 million in 1997. Of the total $41.8 million or 7.3% increase, advertising costs increased $35.8 million over 1997 due to increased investments behind the core brands both domestically and internationally. General and administrative costs increased primarily due to greater spending on Year 2000 system compliance work.

     In 1998, we recorded a special charge of $19.4 million, as discussed above, while in 1997, we recorded a net special credit of $31.5 million. During 1997, we received a $71.5 million payment from Molson Breweries (Molson) to settle legal disputes, less approximately $3.2 million in related legal expenses. We also recorded a $22.4 million reserve related to the recoverability of our investment in Jinro-Coors Brewing Company of Korea, and a $14.4 million charge related to our brewery in Zaragoza, Spain, for the impairment of certain long-lived assets and goodwill and for severance costs for a limited work force reduction.

     As a result of the factors noted above, operating income decreased 29.6% to $103.8 million in 1998 from $147.4 million in 1997. Excluding special items, operating income grew 6.3% to $123.2 million in 1998 from $115.9 million in 1997.

     Net other income of $7.3 million in 1998 changed from a net expense position of $0.5 million in 1997. This $7.8 million change was primarily due to higher interest income resulting from higher cash balances, lower interest expense from lower debt balances and the sale of certain patents in the fourth quarter related to aluminum can decorating technologies.

     Our effective tax rate decreased to 39.0% in 1998 from 44.0% in 1997 primarily due to higher tax-exempt income and lower state tax expense. The 1998 effective tax rate exceeded the statutory rate primarily because of state tax expense. Excluding special items, our effective tax rate decreased to 39.0% in 1998 from 40.8% in 1997.

     Net income for 1998 was $67.8 million, or $1.87 per basic share ($1.81 per diluted share), compared to $82.3 million, or $2.21 per basic share ($2.16 per diluted share), in 1997, representing decreases of 15.4% (basic) and 16.2% (diluted) in earnings per share. Excluding special items, net earnings for 1998 were $79.6 million, or $2.19 per basic share ($2.12 per diluted share), compared to $68.3 million, or $1.84 per basic share ($1.80 per diluted share) in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary sources of liquidity are cash provided by operating activities and external borrowings. As of June 25, 2000, we had working capital of $266.4 million, and our cash position was $316.9 million compared to $163.8 million as of December 26, 1999. In addition to our cash resources, we had short-term, highly liquid securities of $24.2 million at June 25, 2000, compared to $113.2 million at December 26, 1999. We also had $2.9 million of marketable securities with maturities exceeding one year at both June 25, 2000 and December 26, 1999. We believe our cash flows from operations and short-term borrowings will be sufficient to meet our ongoing operating requirements, scheduled principal and interest payments on indebtedness, dividend payments, anticipated capital expenditures and potential repurchases of common stock under our previously announced stock repurchase plan.

     We have $100 million outstanding in Senior Notes as of June 25, 2000. The repayment schedule is $80 million in 2002 and the remaining $20 million in 2005. Fixed interest rates on these notes range from 6.76% to 6.95%. Interest is paid semiannually in January and July.

     In addition to the Senior Notes, we have an unsecured, committed credit arrangement totaling $200 million, all of which was available at June 25, 2000. This line of credit has a five-year term which expires in 2003, with one remaining optional one-year extension.

     We have two revolving lines of credit used for our operations in Japan. Each of these facilities provides up to 500 million yen (approximately $4.6 million each as of October 9, 2000) in short-term financing. As of June 25, 2000, there was not an outstanding balance under these arrangements.

     As of September 24, 2000, our total commitments for advertising and promotions at sports arenas, stadiums and other venues and events are approximately $130.4 million over the next nine years.

     We expect capital expenditures for 2000 (excluding capital improvements for our container joint ventures, which will be recorded on the books of the respective joint ventures) to be in the range of $145 million to $155 million for improving and enhancing facilities, infrastructure, information systems and environmental compliance. There continues to be increasing demand for our products, particularly for longneck bottles and value-packs. To effectively meet the increasing demand, we anticipate making additional investments in capacity over the next few years, including capacity to produce more value-packs and building new bottle lines. We anticipate that capital spending in 2001 will be in the range of $200 million to $240 million. Our 2002 estimated capital spending is expected to be lower than 2001. In addition to our annual planned capital expenditures, incremental strategic investments will be considered on a case-by-case basis.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     In the normal course of business, we are exposed to fluctuations in interest rates, the value of foreign currencies and production and packaging materials prices. We have established policies and procedures that govern the management of these exposures through the use of a variety of financial instruments. We employ various financial instruments, including forward exchange contracts, options and swap agreements, to manage certain of the exposures when practical. By policy, we do not enter into such contracts for the purpose of speculation or use leveraged financial instruments.

     The objective in managing our exposure to fluctuations in interest rates, foreign currency exchange rates and production and packaging materials prices is to decrease the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, we primarily enter into forward exchange contracts, options and swap agreements whose values change in the opposite direction of the anticipated cash flows. We do not hedge the value of net investments in foreign-currency-denominated operations and translated earnings of foreign subsidiaries. Our primary foreign currency exposures are the Canadian dollar, the Japanese yen and the Spanish peseta.

     A sensitivity analysis has been prepared to estimate our exposure to market risk of interest rates, foreign currency exchange rates and commodity prices. The sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the applicable market interest rates, foreign currency exchange rates and commodity prices. The volatility of the applicable rates and prices are dependent on many factors that cannot be forecasted with reliable accuracy. Therefore, actual changes in fair values could differ significantly from the results presented in the table below.

     The following table presents the results of the sensitivity analysis for our derivative portfolio:

              ESTIMATED FAIR VALUE VOLATILITY                   AS OF JUNE 25, 2000
------------------------------------------------------------    -------------------
                                                                   (IN MILLIONS)
Foreign currency risk: forwards, options....................          $ (2.7)
Interest rate risk: swaps...................................          $ (2.2)
Commodity price risk: swaps, options........................          $(10.1)

                                    BUSINESS

     Unless otherwise noted the industry information set forth in this prospectus is compiled from Beer Marketer's Insights, an independent industry publication.

OVERVIEW

     We are the third largest producer of beer in the United States. Since our founding in 1873, we have been committed to producing the highest quality beers. Our heritage of brewing excellence and the quality of our beer continue to be the hallmarks of Coors.

     Our product portfolio includes 12 brands, including Coors Light, which is our top selling brand. Coors Light is the fourth most popular brand in the United States, and it has increased its market share over each of the past five years. In 1999, we sold approximately 22.0 million barrels of malt-based beverages, and our Canadian joint venture sold another one million barrels.

INDUSTRY OVERVIEW

     During 1999, 198.6 million barrels of beer were shipped in the United States. Total industry shipments in 1999 reflect an increase of approximately 1.5% from the 195.6 million barrels shipped during 1998, an increase from the average annual growth rate of less than 1% over the past 10 years. A barrel is equivalent to approximately 31 U.S. gallons, or 13.78 cases, or 331 12-oz. bottles. The brewing industry in the United States is dominated by a small number of large players, although there are many smaller breweries located throughout the United States. The industry features a number of strong brands with significant market share. A small number of brewers manufacture and distribute brands on a national basis and, in some cases, manufacture and distribute beer under license agreements.

     The domestic beer industry includes three significant competitors -- Anheuser-Busch, Miller Brewing and Coors -- each of which has a long operating history. These three companies accounted for approximately 80% of domestic beer shipments during 1999. The breakdown of the shares of total domestic shipments in 1999 for these three companies was as follows:

                      COMPANY                          SHARE
----------------------------------------------------   -----
Anheuser-Busch......................................   47.5%
Miller Brewing......................................   21.7%
Coors...............................................   10.8%

     Since 1957, Anheuser-Busch has led the United States brewing industry in total sales volume. Over the past ten years, however, we have achieved a 24.5% growth in total shipments, compared to 19.9% for Anheuser-Busch and 5.4% for Miller Brewing.

     There are a number of trends impacting growth and profitability in the beer industry. These trends are as follows:

     Continued Strong Growth in Light and Above Premium Segments. The light segment of the U.S. beer market has experienced significant growth in recent years, growing from approximately a 36.2% market share of the domestic beer industry in 1995 to approximately a 42.3% market share in 1999. Growth in this segment has largely been attributed to consumer preference shifts from heavier beers toward lighter, more drinkable, refreshing beers. Growth in the light beer segment has been concentrated among premium priced brands, with the leading brands capturing increased market share. This growth has largely been attributed to consumers trading up, as they shift from lower priced brands towards higher priced brands. Growth of above premium brands, which includes imports as well as specialty beers, such as our Killian's Irish Red, has significantly exceeded overall industry growth.

     Improved Pricing Environment. The beer industry's pricing environment has improved over the past two years. This improved pricing has resulted in increased revenue per barrel for the major U.S. brewers. We believe that the improved pricing environment results primarily from industry consolidation and, to a lesser extent, from the increase in disposable personal income. The result has been a shift in the competitive dynamics of the industry away from price-based competition toward competition based on marketing and advertising and retail sales execution.

     Increasing Population in Key Demographic Category. According to U.S. Census Bureau projections, the number of consumers reaching legal drinking age is expected to increase substantially in the next several years. According to Impact Databank, in 1998, the 21-24 year old age group increased for the first time in more than a decade. In addition, based on U.S. census data, we expect the population of 21-28 year olds to increase over the next several years. This demographic trend is expected to support continued industry growth, particularly as young adult males, 21-28 years old, consume more beer per capita than other demographic groups.

     Continued Industry Consolidation. The U.S. brewing industry has experienced significant consolidation, which has improved profitability through the removal of excess capacity. Several competitors have exited the beer business, sold themselves or their brands or closed inefficient, outdated brewing facilities. Economies of scale are an important factor affecting profitability for wholesalers as well as brewers. Wholesalers are expected to continue to pursue consolidation to improve their profitability and competitive position. Although the beer industry worldwide is still quite fragmented, international consolidation has accelerated and is expected to continue for the foreseeable future.

     MARKET SEGMENTATION

     The beer market can be segmented by price point or by type of beer.

     Price point. The most popular brands in the United States, including Budweiser, Bud Light, Miller Lite and Coors Light, compete in the premium segment of the market. Beers that sell at higher price points than premium beers are categorized as above premium beers. Examples of above premium beers include most import beers and specialty domestic beers such as Michelob or Killian's Irish Red. Beers that sell at lower price points than premium beers are categorized as popular priced, or sub-premium beers. Popular priced beers are generally targeted at more price sensitive consumers and include brands such as Busch, Old Milwaukee and Keystone.

     Type of beer. The U.S. beer market may be segmented into four principal types of beer: light, regular, import and all others. The following table sets forth the sales for these types of beer by volume for the total U.S. domestic beer market:

             U.S. DOMESTIC BEER INDUSTRY MARKET SHARE BY BEER TYPE
                                  1995 TO 1999
LINE CHART

1995                                              6.10                  12.50                  36.20                  45.20
1996                                              6.60                  13.30                  37.50                  42.50
1997                                              7.50                  13.10                  39.10                  40.30
1998                                              8.50                  12.90                  40.50                  38.10
1999                                              9.10                  12.40                  42.30                  36.10

       Source: R. S. Weinberg & Associates and Beer Marketer's "Insights" newsletter

          Light. The light beer segment has grown from approximately a 36.2% market share of the domestic beer industry in 1995 to approximately a 42.3% market share in 1999. Light beers are produced to appeal to consumers that prefer a more drinkable, less filling beer than regular beer. Changes in consumer taste preferences away from heavier beers have contributed to the light segment's continued growth. In addition, many consumers prefer light beer because it has fewer calories than regular beer. Total shipments in the light beer segment during 1999 were 82.4 million barrels, an increase of approximately 6.0% over 1998's total of 77.7 million barrels. The three best selling brands in this segment are Bud Light, Miller Lite and Coors Light. We also compete in this segment with Keystone Light, a popular priced brand.

          Regular. Regular beers have historically been marketed to appeal to consumers preferring traditional beers. As a result of the broader shift toward light beers and imports, total shipments in the regular segment during 1999 were 70.3 million barrels, a decline of approximately 3.7% over 1998's total of 73.0 million barrels. Over the last five years, total shipments among the premium regular brands have declined. However, due to the product switching outlined above, the decline in shipments of popular priced regular brands has been significantly greater, particularly at the lower price points within the segment. The most popular beers in the premium regular segment are Budweiser, Miller Genuine Draft and Original Coors. Regular beers at the popular price level include Busch, Miller High Life and Milwaukee's Best. Our popular priced regular brands include Coors Extra Gold and Keystone Premium.

          Import. The import segment has grown from approximately a 6.1% market share of the domestic beer industry in 1995 to approximately a 9.1% market share in 1999. Import beers appeal to consumers who prefer beer produced by international brewers. Import beers are generally sold at above premium prices. The increase in sales of imports is consistent with the overall industry trend toward increased sales of above premium brands at the expense of popular priced brands. Total shipments in the import category during 1999 were 17.8 million barrels, an increase of approximately 9.0% over 1998's total of 16.3 million barrels. The two most popular import brands are Grupo Modelo's Corona Extra and the Heineken brand.

          All others. Other segments include specialties, ice, dry, malt liquor and ale, which have lower volumes. Total shipments in this group during 1999 were 24.3 million barrels, a decrease of approximately 1.6% from 1998's total of 24.7 million barrels. This segment has declined from approximately a 12.5% market share of the domestic beer industry in 1995 to approximately a 12.4% market share in 1999. The three most popular brands in the all others segment are Miller's Icehouse and Anheuser-Busch's Natural Ice and Michelob. We compete in this segment with a variety of products including Zima, Killian's Irish Red, Blue Moon Belgian White Ale and Winterfest.

OUR STRATEGY

     Our goal is to continue growing our business and increasing our profitability, both domestically and internationally, by focusing on the following six key strategies:

     PRODUCE THE HIGHEST QUALITY PRODUCTS

     For 127 years, we have been devoted to consistently producing the highest quality, finest tasting and most refreshing beers. We start with high quality brewing water required by our strict standards and proprietary strains of barley, specially developed by us. For the vast majority of our products, we use an all natural, cold-filtered brewing process. Although this brewing process takes significantly longer than processes used by most of our competitors, we believe it produces a smoother, better tasting and more drinkable beer. Our heritage of brewing excellence and the quality of our beer continue to be the hallmarks of Coors.

     FOCUS ON HIGH-GROWTH, HIGH-MARGIN SEGMENTS

     In recent years, virtually all of the growth in the U.S. beer industry has been in the light beer segment and above premium brands -- and this is where we are focused. More than 80% of our volume is in light beer, which now makes up the largest segment of the U.S. beer market. We focus on high-quality premium and above premium brands because we believe they offer the best growth and margin potential in the industry. Premium and above premium products now constitute more than 85% of our shipments, the highest premium product mix among the major U.S. brewers. We believe the trend toward lighter, more upscale beers extends to most major markets around the world, particularly among young adults. We intend to leverage our brand strength to capitalize on these global trends.

     INVEST IN HIGH-POTENTIAL MARKETS AND BRANDS

     Our market share varies significantly from area to area throughout the U.S. and internationally. We will continue to focus our efforts on the markets that hold the greatest potential for increasing sales and ultimately market share. Our first priority is to protect and grow our market share in our strongest markets, which include the markets where our brands have a significant market share and our distributors are highly effective. Another priority is to significantly grow our market share and expand our presence in targeted development markets. These development markets are generally areas where our products have a low penetration but where we believe there is an opportunity to gain significant share. Our efforts in these markets will focus on increasing local distributor effectiveness, tailoring advertising and sponsorship to local area activities, and focusing on important demographic groups.

     We also plan to invest in international markets where we believe there is a significant emerging demand for American-style lagers. We believe that Coors Light and Original Coors can compete very effectively in these markets. We expect that our expansion into these markets will be facilitated by partnerships with local, well-established brewers.

     We believe that our above premium brands, Killian's and Zima, have significant growth potential. To maximize this potential, we intend to continue to invest in these brands to increase their growth. We also will selectively seek to add other above premium brands to our portfolio.

     IMPROVE OUR WHOLESALE DISTRIBUTION NETWORK

     The quality and capabilities of our wholesale network are critical to our success. These independent distributors represent our products every day to retailers and consumers. To improve our wholesale network, we focus on two key factors: economies of scale and industry best practices. Wholesale distribution in the U.S. beer industry is a labor-intensive service business with distributor profitability driven primarily by the number of cases of beer that are "dropped" at each retail location. For a distributor, increasing the number of cases dropped at each account means improved profitability, which allows the distributor to increase sales and service activities. To improve our distributors' economies of scale, and their ability to improve their performance with our brands, we encourage distributor consolidations. In addition, through our 300 person sales force we work closely with distributors to help them implement industry best practices to improve efficiency and performance in the market place.

     BUILD ORGANIZATIONAL EXCELLENCE AND IMPROVE COST STRUCTURE AND EFFICIENCIES

     Success in the beer business requires significant investments in our brands, in new technologies and in capital-intensive assets. In order to fund these investments and to continue profitable growth, we are working to continually raise our level of organizational and operational excellence. This means focusing our efforts on improving service and lowering costs without compromising quality. We are taking a number of steps to enhance our organizational effectiveness and reduce our costs. Our efforts to reduce our costs include implementing longer production runs and lower cost production technologies. While these efforts have already enabled us to achieve meaningful improvements in some areas, we believe our efforts will enable us to achieve additional cost savings and efficiencies.

     PURSUE STRATEGIC OPPORTUNITIES

     In addition to growing our existing business, we intend to selectively pursue strategic acquisitions, joint-ventures, alliances and licensing arrangements. We may pursue strategic opportunities for one or more of the following reasons:

      --  expanding our brand portfolio in the U.S.;

      --  building a strong international business; and

      --  increasing our brewing and packaging capacity for the U.S. market.

OUR PRODUCTS

     Our portfolio of brands is designed to appeal to a wide range of consumer taste, style and price preferences. Our beverages are sold throughout the United States and in select international markets. Coors Light has accounted for more than 70% of our sales volume in each of the last three years. Premium and above premium beers accounted for over 85% of our total 1999 sales volume. The brands we offer in the three price point segments are as follows:

              SEGMENT/BRAND                                       DESCRIPTION
------------------------------------------  --------------------------------------------------------
PREMIUM
Coors Light                                 --   Our largest selling brand and the fourth
                                                 best-selling beer in the U.S.
                                            --   Introduced in 1978
                                            --   A premium light beer with 105 calories per 12-ounce
                                                 serving and 4.2% alcohol by volume
                                            --   Best selling light beer in Canada and the fourth
                                                 best-selling beer overall in Canada, sold through joint
                                                 venture with Molson
                                            --   Best selling beer in Puerto Rico with over 50%
                                                 market share

Original Coors                              --   First brewed by Adolph Coors in 1873
                                            --   A premium beer with 148 calories per 12-ounce
                                                 serving and 5.0% alcohol by volume

Coors Non-Alcoholic                         --   Introduced as Coors Cutter in 1991 and renamed in
                                                 1997
                                            --   73 calories per 12-ounce serving and less than 0.5%
                                                 alcohol by volume

ABOVE PREMIUM
George Killian's Irish Red Lager            --   Traditional lager with an Irish heritage and rich,
                                                 red color
                                            --   Introduced into the U.S. in 1981 and available
                                                 nationally
                                            --   163 calories per 12-ounce serving and 4.9% alcohol
                                                 by volume

Zima                                        --   Clear, refreshing, lightly carbonated, malt-based
                                                 alcohol beverage
                                            --   Alternative to traditional alcohol beverage choices
                                            --   Introduced in 1992 and available nationally in 1994
                                            --   185 calories per 12-ounce serving and 4.8% alcohol
                                                 by volume

Zima Citrus                                 --   Traditional Zima that also includes a blend of
                                                 natural citrus flavors
                                            --   Introduced in 1999 and available in some U.S.
                                                 markets
                                            --   185 calories per 12-ounce serving and 4.9% alcohol
                                                 by volume

              SEGMENT/BRAND                                       DESCRIPTION
------------------------------------------  --------------------------------------------------------
Blue Moon Belgian White Ale                 --   An unfiltered wheat ale spiced in the Belgian-style
                                                 for a smooth taste
                                            --   A specialty brand introduced in 1995 and available
                                                 in limited markets
                                            --   171 calories per 12-ounce serving and 5.4% alcohol
                                                 by volume

Winterfest                                  --   Seasonal beer offered annually during the winter
                                                 holidays
                                            --   A darker, full-bodied ale
                                            --   Introduced in 1986

POPULAR PRICED
Coors Extra Gold                            --   An amber lager with 147 calories per 12-ounce
                                                 serving and 5.0% alcohol by volume
                                            --   Introduced in 1985 and available in select markets

Keystone Light                              --   Brewed for less bitterness, like the entire
                                                 Keystone family of brands
                                            --   Introduced in 1989
                                            --   100 calories per 12-ounce serving and 4.2% alcohol
                                                 by volume

Keystone Premium                            --   Introduced in 1989
                                            --   122 calories per 12-ounce serving and 4.8% alcohol
                                                 by volume

Keystone Ice                                --   Produced using an ice crystallization process
                                            --   Introduced in 1994
                                            --   129 calories per 12-ounce serving and 5.9% alcohol
                                                 by volume

MARKETING

     Our marketing is primarily directed toward young adult males, ages 21 to
28. We focus on this particular demographic group because young adult males consume more beer per capita than other demographic groups and because brand loyalty patterns tend to form during early adulthood. Our marketing is intended to differentiate our brands and to motivate consumers to select our products over competing brands. We seek to market our brands primarily through product quality, advertising, consumer promotions, sponsorships, special events and other activities.

     We are a leader in innovative, themed packaging such as our baseball bat-shaped and football textured bottles. We have utilized pressure-sensitive labels, shrink-wrap can technology and debossed (textured) cans. These packaging innovations are developed to promote our brands and to encourage consumers to try our products.

     In developing a marketing program, we link a brand with a theme. For example, we created our "Be Original" campaign for the Original Coors brand, associating the theme of being an original, a one-of-a-kind achiever, with sports. The campaign utilizes retired athletes who are true
"originals" -- sports celebrities who rose to the pinnacle of their respective sports.

     We support the responsible consumption of beer in appropriate settings and promote responsible serving and hosting practices. We encourage the use of designated drivers and alternative transportation for those who are impaired. In addition, we promote moderate consumption by encouraging retailers to serve both alcoholic and non-alcoholic beverages.

     We provide a variety of point-of-sale materials to retailers to assist them with serving practices and to help them educate and remind consumers to make healthy and legal decisions. Our point of sale items such as "21 Means 21" and "WE I.D." buttons discourage underage customers from attempting to purchase alcohol. Retailers can use our legal age calendar to help their cashiers identify the legal age, thereby helping to eliminate underage sales and to promote legal, responsible drinking.

SALES AND DISTRIBUTION

     By law, beer must be distributed in the U.S. through a three-tier system consisting of manufacturers, distributors and retailers. A national network of 534 distributors deliver our products to U.S. retail markets. Of these, 527 are independent businesses and the other seven are owned and operated by one of our subsidiaries. Some distributors operate multiple branches, bringing the total number of U.S. distributor and branch locations to 588. Additional independent distributors deliver our products to some international markets under licensing and distribution agreements.

     We establish standards and monitor distributors' methods of handling our products to ensure the highest product quality. Monitoring ensures adherence to proper refrigeration and rotation guidelines for our products at both wholesale and retail locations. Distributors are required to remove our products from retailer outlets if they have not sold within a certain period of time.

     Our highest volume states are California, Texas, Pennsylvania, New York and New Jersey, which together comprised 47% of our total domestic volume in 1999.

     We have approximately 350 sales people throughout the United States. Our sales people work closely with our distributors to assure that they focus appropriately on our product and to assist our distributors in implementing industry best practices to improve efficiency and performance. Our sales function is organized into two regions that manage six geographic field business areas responsible for overseeing domestic sales. We adopted this structure in order to enable our sales people to better anticipate wholesaler and consumer needs and to respond to those needs locally.

     In addition, we have a team of category managers responsible for assisting leading U.S. retailers, such as large supermarket chains, with managing their beer offerings. Our category managers work with retailers to enhance overall beer sales through optimizing space allocation, merchandising displays, promotional campaigns and product distribution throughout the retailer's chain. We believe that our success in category management enhances our competitive position.

MANUFACTURING, PRODUCTION AND PACKAGING

     Our ingredients and brewing process make our Rocky Mountain-style beers unlike any other beers in the world. We also use unique packaging materials developed to accommodate our cold, wet shipping method.

     We use all natural ingredients to produce high quality beers. We adhere to strict formulation and quality standards in selecting our raw materials. We believe we have sufficient access to raw materials to meet our quality and production requirements.

     Barley is the fundamental ingredient in beer. Barley is so important that we started developing our own strains of barley in 1937. We use proprietary strains of barley, developed by our own agronomists, in most of our malt beverages. Virtually all of this barley is grown on irrigated farmland in the western United States under contracts with area growers. The growers use only the proprietary barley seed developed by us. We are the only major brewer to exclusively use two-row barley compared to six-row barley generally used by other brewers. Two-row barley allows the seed ample room to grow and develop, which we believe produces a more consistent and higher-quality crop.

     Barley must be malted to produce beer. Our malting facility in Golden produces approximately 85% of all of our malt requirements. We also have our own barley malted by third parties under contract. We maintain inventory levels in facilities that we own. Inventories are sufficient to continue production in the event of any foreseeable disruption in barley supply.

     We use naturally filtered water from underground aquifers to brew malt beverages at our Golden facility. Water quality and composition have been primary factors in all facility site selections. Water from our sources contains minerals that help brew high-quality malt beverages.

     We continually monitor the quality of the water used in our brewing and blending processes for compliance with our own stringent quality standards, which exceed federal and state water standards. We own water rights that we believe are adequate to meet all of our present and foreseeable requirements for both brewing and industrial uses. Our wholly owned subsidiary acquires water rights, as appropriate, to provide flexibility for long-term strategic growth needs and also to sustain brewing operations in case of a prolonged drought.

     We require an average of 55 days, significantly longer than our major competitors, to brew, age, finish and package our beers. Although our brewing process takes longer, we believe it creates a smoother, more drinkable product. We were the first brewer to introduce a cold-filter process to preserve taste. We keep the product cold from the brewhouse through packaging to the retailer, using insulated containers. Keeping the beer cold extends its brewery freshness.

     BREWING AND PACKAGING FACILITIES

     We have three domestic production facilities. We own and operate the world's largest single-site brewery in Golden, Colorado. In addition, we own and operate a packaging and brewing facility in Memphis, Tennessee and a packaging facility located in the Shenandoah Valley in Virginia.

     We brew Coors Light, Original Coors, Coors Extra Gold, Killian's and the Keystone brands in Golden. Approximately 60% of our beer volume is packaged in Golden. We ship most of the remainder in bulk from the Golden brewery to the Memphis and Shenandoah facilities, where it is blended, finished and packaged.

     The Memphis facility packages all products exported from the United States. It also brews and packages Zima, Zima Citrus, Coors Non-Alcoholic and Blue Moon Belgian White Ale. Since we acquired the Memphis facility in 1989, only approximately one-half of its brewing capacity has been utilized. Significant capital spending will be required for the unutilized portion of the facility to be consistent with our brewing standards. We are reviewing our needs for brewing capacity and anticipate that increased output from the Memphis facility will be an important part of our long-term capacity plan.

     Our Shenandoah facility packages Coors Light and a small volume of Killian's for distribution to eastern U.S. markets. We anticipate adding more packaging capacity in Shenandoah to meet demand and to lower our distribution costs to markets in the northeastern United States. Additionally, we are reviewing options to add brewing capability to our Shenandoah facility as part of our long-term capacity plan.

     To support the growth of our brands, we intend to increase our capital expenditures to expand our packaging capacity. You should read "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" for more information about our planned capital expenditures.

     Most of our glass bottle, aluminum can, end and malt requirements are produced in facilities that either we own or are operated by joint ventures in which we are a partner. We have arranged for sufficient container supplies with our joint venture partners. Malt provided from our facilities, together with barley malted from others under contract, are sufficient to fulfill the current malting requirements and we are improving and upgrading our malting facilities to provide additional capacity.

     PACKAGING MATERIALS

     Approximately 60% of our products were packaged in aluminum cans in 1999. In 1994, Coors and American National Can Company formed a joint venture to produce beverage cans and ends at our manufacturing facilities. These cans and ends are for sale to our brewery and to outside customers. The joint venture's initial term is seven years, and we have notified American National of our intent to terminate the joint venture in 2001. We are evaluating other alternatives including a new arrangement with Rexam LLC, who recently acquired American National. We own the can manufacturing facility, which produces approximately 3.8 billion aluminum cans per year. We also own a manufacturing facility that provides our aluminum ends and tabs. In 1999, we purchased most of our cans and ends from the joint venture with American National. In 1999, we purchased virtually all of the cans produced by the joint venture. We purchase certain sized cans and some cans for products packaged at our Memphis and Shenandoah plants from outside suppliers, including American National, directly.

     We used glass bottles for approximately 29% of our products in 1999. Owens-Brockway Glass Container, Inc. and Coors operate a joint venture, the Rocky Mountain Bottle Company, to produce glass bottles at our glass manufacturing facility. The joint venture's initial term is until 2005 and can be extended for additional two-year periods. In 1999, Rocky Mountain Bottle Company produced approximately 941 million bottles. We purchased virtually all of the bottles produced by Rocky Mountain Bottle Company. This fulfilled about half of our bottle requirements in 1999. Owens has a contract to supply bottles for our bottle requirements that are not met by Rocky Mountain Bottle Company, and most of the remaining bottles were acquired from Owens.

     The remaining 11% of the volume we sold in 1999 was packaged in quarter and half-barrel stainless steel kegs purchased from third party suppliers.

     We purchase most of our paperboard and label packaging from Graphic Packaging Corporation. These products include paperboard, multi-can pack wrappers, bottle labels, and other secondary packaging supplies. Graphic Packaging supplies some unique packaging to us that is not currently produced by any other supplier. Our agreement with Graphic Packaging expires in 2002, and provides for a three year extension to be negotiated by December 31, 2000. William K. Coors and Peter H. Coors serve, along with other Coors family members, as co-trustees of a number of Coors family trusts that collectively control both Graphic Packaging and us. You should read "Related Party Transactions" for more information regarding Graphic Packaging.

     PRODUCT SHIPMENT

     We must ship our products greater distances than most of our competitors. By packaging some of our products in our Memphis and Shenandoah facilities, we reduce freight costs to certain markets.

     Approximately 66% of our products are shipped by truck and intermodal directly to distributors or to satellite redistribution centers. Transportation vehicles are refrigerated or properly insulated to keep our malt beverages at required temperatures while in transit.

     We transport the remaining 34% of the products packaged at our production facilities by railcar to either satellite redistribution centers or directly to distributors throughout the country. Railcars assigned to us are specially built and insulated to keep Coors products cold en route.

     We currently use 12 strategically located satellite redistribution centers to receive product from production facilities and to prepare shipments to distributors. In 1999, approximately 62% of packaged products were shipped directly to distributors. The remaining 38% moved through the satellite redistribution centers.

COMPETITION

     The beer industry is highly competitive. At the retail level, we compete on the basis of quality, taste, advertising, price, packaging innovation and retail execution by our distributors. Competition in our various markets could cause us to reduce pricing, increase capital and other expenditures or lose market share.

     We compete primarily with Anheuser-Busch and Miller Brewing, the two largest brewers in the United States. Both of our primary competitors have substantially greater financial, marketing, production, distribution and other resources than we have. We must spend substantially more per barrel on advertising due to our smaller scale. In addition, we are subject to being outspent by our competitors in advertising, promotions and sponsorships. Aggressive marketing campaigns by our competitors could require us to spend additional amounts on marketing or cause us to lose market share.

INTERNATIONAL BUSINESS

     Through our U.S. and foreign production facilities, we market our products to select international markets and to U.S. military bases worldwide.

     CANADA

     Coors Canada, a partnership between the Company and Molson, markets Coors Light in Canada. Coors Canada is owned 50.1% by us and 49.9% by Molson. The partnership contracts with a Molson subsidiary for the brewing, distribution and sale of products, while Coors Canada manages all marketing activities for Coors products in that country. Currently, Coors Light has a market share of more than 6%, which makes it the number one light beer and the number four beer brand overall in Canada.

     PUERTO RICO AND THE CARIBBEAN

     In Puerto Rico, we market and sell Coors Light to an independent local distributor. A local team of Coors employees manages marketing and promotional efforts in this market. Coors Light is the number one brand in the Puerto Rico market with over a 50% market share in 1999.

     In addition to Puerto Rico, we also sell products in several other Caribbean markets, the most notable being the U.S. Virgin Islands, via local distributors.

     EUROPE

     In Europe, we focus our efforts on Ireland and Northern Ireland, where we market the Coors Light brand. Additionally, we are currently testing Coors Light in Scotland, with the intent of expanding to the balance of the United Kingdom.

     We are currently in the process of closing our brewery and commercial operations in Spain. This brewery formerly produced beer for Spain and other European markets. Beginning in late 2000, beer for the remaining European markets will be sourced from our Memphis plant and will be packaged under contract in the U.K.

     JAPAN

     Coors Japan, based in Tokyo, is the exclusive importer and marketer of Coors products into Japan. The Japanese business is currently focused on Zima and Original Coors. Zima carries high margins due to its above premium pricing and its tax classification in Japan. Coors Japan sells Coors' products to independent distributors in Japan.

     CHINA

     In China, we currently market our Original Coors product under a licensing arrangement with Carlsberg-Shanghai that began in 1999 and has been focused to date on select cities. Under this arrangement, Coors maintains representative offices that oversee the marketing of our products in China.

RESEARCH AND DEVELOPMENT

     Our research and development activities relate primarily to creating and improving products and packages. These activities are designed to refine the quality and value of our products and to reduce costs through more efficient processing and packaging techniques, equipment design and improved raw materials. We spent approximately $15.5 million, $15.2 million and $14.6 million for research and development in 1999, 1998 and 1997, respectively. We expect to spend approximately $14 million to $16 million on research and project development in 2000.

     To support new product development, we maintain a fully equipped pilot brewery, with a 6,500-barrel annual capacity, within the Golden facility. This facility enables us to brew small batches of innovative products without interrupting ongoing production operations in the main brewery.

INTELLECTUAL PROPERTY

     We own trademarks on the majority of the brands we produce. We have licenses for the remainder. We recognize that consumer knowledge of and loyalty to our brand names and trademarks are vital to our long-term success. We also hold several patents on innovative processes related to product formulae, can making, can decorating and certain other technical operations. These patents have expiration dates ranging from 2000 to 2019. In addition, we have several design patents for innovative packaging.

REGULATION

     Our business is highly regulated by federal, state and local government entities. These regulations govern many parts of our operations, including brewing, marketing, advertising, transportation, distributor relationships, sales and environmental impact. To operate our facilities, we must obtain and maintain numerous permits, licenses, and approvals from various governmental agencies, including the U.S. Treasury Department, Bureau of Alcohol, Tobacco and Firearms, the United States Department of Agriculture, the United States Food and Drug Administration, state alcohol regulatory agencies, as well as state and federal environmental agencies. Internationally, our business is also subject to regulations and restrictions imposed by the laws of the foreign jurisdictions in which we sell our products.

     Governmental entities also levy taxes and may require bonds to ensure compliance with applicable laws and regulations. Federal excise taxes on malt beverages are currently $18 per barrel. State excise taxes also are levied at rates that ranged in 1999 from a high of $32.65 per barrel in Alabama to a low of $0.62 per barrel in Wyoming, with an average of $7.75 per barrel. In 1999, we incurred approximately $406 million in federal and state excise taxes. We are aware that from time to time Congress and state legislatures consider various proposals to impose additional excise taxes on the production and sale of alcoholic beverages, including beer. The last significant increase in federal excise taxes on beer was in 1991 when excise taxes on beer doubled.

ENVIRONMENTAL MATTERS

     We are subject to the requirements of federal, state, local and foreign environmental and occupational health and safety laws and regulations. Compliance with these laws and regulations did not materially affect our 1999 capital expenditures, earnings or competitive position and we do not anticipate that they will do so in 2000 or 2001.

     We are also required to obtain environmental permits from governmental authorities for certain of our operations. We cannot assure you that we have been or will be at all times in complete compliance with, or have obtained all such permits. These authorities can modify or revoke our permits and can enforce compliance through fines and injunctions. We do not believe that we will need to make any material expenditures in connection with any potential violations of our permits.

     We continue to promote the efficient use of resources, waste reduction and pollution prevention. Programs currently under way include recycling bottles and cans and, where practical, increasing the recycled content of product packaging materials, paper and other supplies.

     We were one of numerous parties named by the Environmental Protection Agency as a "potentially responsible party" at the Lowry site, a landfill owned by the City and County of Denver. In 1990, we recorded a special pretax charge of $30 million for potential cleanup costs of the site based upon an assumed present value of $120 million in total site remediation costs. We also agreed to pay a specified share of costs if total remediation costs exceeded this amount. The projected costs to meet the remediation objectives and requirements are currently below the $120 million assumption used for our settlement. We have no reason to believe that total remediation costs will result in additional liability to us.

     From time to time, we have been notified that we are or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws for the

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

cleanup of other sites where hazardous substances have allegedly been released into the environment. We cannot predict with certainty the total costs of cleanup, our share of the total cost, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups or insurance coverage. However, based on investigations to date, we believe that any liability relating to any sites in which we are currently involved would be immaterial to our financial position and results of operations for these sites.

     In addition, there is or may be groundwater contamination at some of our properties in Colorado resulting from historical, ongoing or nearby activities. Based on currently available information, we do not believe that any costs or liabilities relating to such contamination will materially adversely affect our business, financial condition or results of operations.

     In August 2000, an accidental spill into Clear Creek at our Golden, Colorado, facility caused damage to some of the fish population in the creek. As a result, we may be required to pay certain fines or incur capital or other costs in connection with supplemental environmental projects.

     While we cannot predict our eventual aggregate cost for environmental and related matters in which we are currently involved, we believe that any payments, if required, for these matters would be made over a period of time in amounts that would not be material in any one year to our operating results or our financial or competitive position. We believe adequate reserves have been provided for losses that are probable.

EMPLOYEES AND EMPLOYEE RELATIONS

     We have approximately 5,800 full-time employees. Of our three domestic production facilities, Memphis plant workers, who represent about 7% of our total workforce, are represented by the Teamsters and are the only significant employee group that has union representation. This union contract expires in 2001. We believe our people are key to our success and that relations with our employees are very good.

PROPERTIES

     Our major facilities are:

        FACILITY                LOCATION                             PRODUCT
------------------------  --------------------    ---------------------------------------------
Brewery/packaging         Golden, CO              Malt beverages/packaged malt beverages
Packaging                 Elkton, VA              Packaged malt beverages
Brewery/packaging         Memphis, TN             Malt beverages/packaged malt beverages
Can and end plants        Golden, CO              Aluminum cans and ends
Bottle plant              Wheat Ridge, CO         Glass bottles
Brewery/packaging         Zaragoza, Spain         Malt beverages/packaged malt beverages
Distribution warehouses:  Anaheim, CA
                          Meridian, ID
                          Denver, CO
                          Oklahoma City, OK
                          San Bernardino, CA
                          Glenwood Springs, CO

     We own all of our facilities except our San Bernardino, California and Glenwood Springs, Colorado distribution warehouses. The Zaragoza, Spain facility is currently being closed.

     We own approximately 2,400 acres of land in Golden, Colorado, which include brewing, packaging, can manufacturing and related facilities, as well as gravel deposits and water storage facilities. We own 2,700 acres of land in Rockingham County, Virginia, where the Shenandoah facility is located, and 132 acres in Shelby County, Tennessee, where the Memphis facility is located.

     We own waste treatment facilities that process waste from our manufacturing operations and from the City of Golden.

     We believe that all of our facilities are well maintained and suitable for their respective operations.

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

                                   MANAGEMENT

     The following table lists our executive officers and directors as of October 11, 2000. All directors serve on the boards of Adolph Coors Company
(ACC) and Coors Brewing Company (CBC). Except as noted, all executive officers listed are CBC officers.

NAME                                   AGE    POSITION
----                                   ---    --------
William K. Coors.....................   83    Chairman of the Board of ACC
Peter H. Coors.......................   54    Chairman of the Board of CBC, President (our chief
                                              executive officer) of ACC
W. Leo Kiely III.....................   53    Director, Chief Executive Officer, and President of
                                              CBC
Timothy V. Wolf......................   47    Senior Vice President and Chief Financial Officer
David G. Barnes......................   39    Vice President of Finance and Treasurer
Carl L. Barnhill.....................   51    Senior Vice President, Sales
L. Don Brown.........................   55    Senior Vice President, Container Operations and
                                              Technology
Peter M. R. Kendall..................   54    Senior Vice President and Chief International Officer
Robert Klugman.......................   53    Senior Vice President, Corporate Development
Olivia M. Thompson...................   50    Vice President and Controller
M. Caroline Turner...................   51    Senior Vice President, General Counsel and Corporate
                                              Secretary
William H. Weintraub.................   58    Senior Vice President, Marketing
Luis G. Nogales......................   56    Director(1)(2)
Pamela H. Patsley....................   43    Director(1)(2)
Wayne R. Sanders.....................   53    Director(1)(2)
Albert C. Yates......................   57    Director(1)(2)

------------
(1) Member of the audit committee

(2) Member of the compensation committee

     William K. Coors is the chairman of the board of ACC and has served in such capacity since 1970. He was president from 1989 until May 11, 2000. He has served as a director since 1940. He is chairman of the Executive Committee of ACC and CBC. He is also a director of CBC and Graphic Packaging International, Inc.

     Peter H. Coors is chairman of CBC. He has been a director of ACC and CBC since 1973 and has served in various capacities since 1993. Prior to 1993, he served as executive vice president and chairman of the brewing division, before the organization of CBC. He served as interim treasurer and chief financial officer of ACC from December 1993 to February 1995. He has served in a number of different executive and management positions for CBC. Since March 1996, he has been a director of U.S. Bancorp. He also has been a director of Energy Corporation of America since March 1996.

     W. Leo Kiely III became president and chief operating officer of CBC as of March 1, 1993 and was named chief executive officer in May 2000. He was named as one of our directors in August 1998. Prior to joining CBC, he held executive positions with Frito-Lay, Inc., a subsidiary of PepsiCo in Plano, Texas. He serves on the board of directors of Sunterra Resorts, Inc.

     Timothy V. Wolf was named vice president and chief financial officer of ACC and senior vice president and chief financial officer of CBC in February 1995. Mr. Wolf joined us from Hyatt Hotels Corporation, where he served as senior vice president of planning and human resources from 1993-1994. From 1989-1993, he served in several executive positions for The Walt Disney Company, including vice president, controller and chief accounting officer. Prior to Disney, Wolf spent 10 years in various financial planning, strategy and control roles at PepsiCo. He currently serves on the Science and Technology Commission for the State of Colorado.

     David G. Barnes joined us in March 1999 as vice president of finance and treasury. Prior to that, he was based in Hong Kong as vice president of finance and development for Tricon Global Restaurants. At Tricon, he also held positions as vice president of mergers and acquisition and vice president of planning. From 1990-1994, he worked at Asea Brown Boveri in various strategy, planning and development roles of increasing responsibility. He started his career at Bain and Company where he worked as a consultant for 5 years.

     Carl L. Barnhill was named senior vice president of sales in May 1994. He has more than 20 years of marketing experience with consumer goods companies. Previously, he was vice president of selling systems development for the European and Middle East division of Pepsi Foods International. Prior to joining Pepsi in 1993, he spent 16 years with Frito-Lay, Inc. in various senior sales and marketing positions.

     L. Don Brown joined us in July 1996 as senior vice president of container operations and technology. Prior to joining us, he served as senior vice president of manufacturing and engineering at Kraft Foods where his responsibilities included operations quality functions. During his years at Kraft from 1971-1996, he held several positions of increasing responsibility in the manufacturing and operations areas.

     Peter M. R. Kendall joined us in January 1998 as senior vice president and chief international officer. Before joining Coors, he was executive vice president of operations and finance for Sola International, Inc., a manufacturer and marketer of eyeglass lenses in Menlo Park, California. From 1995-1996, Kendall was president of international book operations for McGraw Hill Companies. From 1981-1994, Kendall worked in leadership positions for Pepsi International, PepsiCo and PepsiCo Wines and Spirits. Prior to working for Pepsi, he spent six years at McKinsey & Co. in New York.

     Robert Klugman was named our senior vice president of corporate development in May 1994. In 1993, he served as vice president of corporate development. Prior to 1993, he was vice president of brand marketing, and also served as vice president of international, development and marketing services. Before joining us, Klugman was a vice president of client services at Leo Burnett USA, a Chicago-based advertising agency.

     Olivia M. Thompson was named our vice president and controller in August 1997. Prior to joining us, she was vice president of finance and systems for Kraft Foods, Inc.'s Foodservice Division. Ms. Thompson also previously served as vice president of business analysis for Kraft Foods. Prior to joining Kraft, she worked at Inland Steel Industries, where she served as vice president of finance and corporate controller.

     M. Caroline Turner has been senior vice president since February 1997, and general counsel for us since 1993. In March 2000, she was also named corporate secretary. She has served as vice president and assistant secretary of ACC, and was assistant secretary for us since January 1993. Since joining us in 1986, she has served primarily as our chief legal officer and the chief legal officer of CBC. Prior to joining us she was a partner at the law firm of Holme Roberts & Owen.

     William H. Weintraub was named as our senior vice president of marketing in 1994. He joined us as vice president of marketing in July 1993. Prior to joining us, he directed marketing and advertising for Tropicana Products as senior vice president. From 1982-1991, Mr. Weintraub was with the Kellogg Company, with responsibility for marketing and sales.

     Luis G. Nogales has served as one of our directors since 1989. He is a member of the Audit Committee and chairman of the Compensation Committee. From 1990 to the present, he has served as president of Nogales Partners, an acquisition firm. He was chairman and chief executive officer of Embarcadero Media (1992-1997), president of Univision, the nation's largest Spanish language television network (1986-1988), and chairman and chief executive officer of United Press International (1983-1986). He is also a director of Edison International, Kaufman and Broad Home Corporation and Kaufman and Broad S.A.

     Pamela H. Patsley has served as a director since November 1996. She chairs the Audit Committee and is a member of the Compensation Committee. In March 2000, she became executive vice president of First Data Corp. and president of First Data Merchant Services, First Data Corp.'s merchant processing enterprise, which also includes the TeleCheck check guarantee and approval business. Prior to joining First Data, Patsley served as president, chief executive officer and director of Paymentech. She began her Paymentech career as a founding officer of First USA, Inc. when it was established in 1985. Before joining First USA, Patsley was with KPMG Peat Marwick. She is also a director of Message Media, Inc.

     Wayne R. Sanders has served as a director since February 1995. He is a member of the Compensation Committee and the Audit Committee. He is chairman of the board and chief executive officer of Kimberly-Clark (K-C) Corporation in Dallas. Sanders joined K-C in 1975 and has served in a number of positions with K-C over the years. He was named to his current position in 1992. He was elected to K-C's board of directors in August 1989. He is also a director of Texas Instruments Incorporated and Chase Bank of Texas.

     Albert C. Yates has served as a director since August 1998. He is a member of the Compensation Committee and the Audit Committee. He is president of Colorado State University in Fort Collins, Colorado, and chancellor of Colorado State University System. He is a member of the board of the Federal Reserve Board of Kansas City-Denver Branch and has served on the board of First Interstate Bank.

     Joseph Coors retired from our board in May 2000 and was elected a director emeritus. William K. Coors and Joseph Coors are brothers. Peter H. Coors is a son of Joseph Coors.

                           RELATED PARTY TRANSACTIONS

     In 1992, we spun-off our wholly owned subsidiary, ACX Technologies Inc., which changed its name to Graphic Packaging International Corporation. William
K. Coors is a trustee of family trusts that collectively own all of our Class A voting common stock, over 45% of our Class B common stock, approximately 41% of Graphic Packaging's common stock and 100% of Graphic Packaging's convertible preferred stock. Peter H. Coors is also a trustee of some of these trusts.

     We have a packaging supply agreement with a subsidiary of Graphic Packaging under which we purchase a large portion of our paperboard requirements. This contract was negotiated on an arm's-length basis. This contract expires in 2002 and provides for a three-year extension to be negotiated by December 31, 2000. Our purchases under the packaging agreement in 1999 totalled approximately $107 million. We expect purchases in 2000 under the packaging agreement to be approximately $106 million. See "Business -- Manufacturing, Production and Packaging" for more information about our agreement with Graphic Packaging.

     We are also a limited partner in a real estate development partnership in which a subsidiary of Graphic Packaging is the general partner. The partnership owns, develops, operates and sells certain real estate previously owned directly by us. In 1999, we received distributions of $1.825 million from this partnership, and expect to receive $60,000 to $80,000 during 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Our Amended and Restated Articles of Incorporation authorize the issuance of up to 126,260,000 shares of stock in three classes. The shares are designated as 1,260,000 shares of Class A common stock (Voting), $1.00 par value; 100,000,000 shares of Class B common stock (Non-Voting), without par value; and 25,000,000 shares of Non-Voting Preferred Stock, $1.00 par value. Our articles of incorporation do not permit any class of stock to have preemptive or cumulative rights. As of October 5, 2000, all of the Class A common stock and 35,710,162 shares of Class B common stock are outstanding. There are no shares of preferred stock outstanding.

CLASS A AND CLASS B COMMON STOCK

     The Class A common stock and the Class B common stock are identical in all respects, except for voting rights. The Class A common stock has the right to vote for the election of directors and on all other matters. Holders of Class B common stock may vote only on the following matters: mergers or other business combinations where we would not be the surviving entity, liquidation and any matter affecting only the Class B common stock. Holders of Class B common stock are also entitled to vote on the sale, lease, exchange or other disposition of all or substantially all of our property and assets if the approval of the Class A shareholders is required by law. On any matters on which the holders of Class B common stock are entitled to vote, the holders of the Class A stock and Class B stock vote as separate classes.

     Holders of the Class A and Class B common stock have no preemptive, conversion, redemption or sinking funds rights.

     We cannot declare a cash dividend on the Class A common stock unless we also declare a cash dividend on the Class B common stock in the same amount per share.

     Our Class B common stock is listed on the New York Stock Exchange, Inc. and trades under the symbol "RKY".

PREFERRED STOCK

     Our articles of incorporation authorize the issuance of up to 25,000,000 shares of preferred stock in multiple series. In the event of any issuance of preferred stock, the various rights and preferences for the preferred stock would be designated by our board of directors. These may include rights to dividends, redemption of shares, sinking funds or reserve accounts, liquidation or dissolution preferences, voting in limited circumstances and conversion privileges.

TRANSFER AGENT

     Fleet National Bank is the transfer agent for our common stock.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The selling shareholders consist of five Coors family trusts. We have been advised that one of these trusts, the Grover C. Coors trust, borrowed over $100 million to purchase Series B Convertible Preferred Stock of Graphic Packaging in August 2000. That trust is selling shares of Class B common stock owned by it to repay the loan. We have been advised that the four other Coors family trusts are participating in the offering in order to diversify their holdings. If the underwriters' over-allotment option is exercised, each selling shareholder other than the Grover C. Coors Trust will sell shares on a pro rata basis to cover the over-allotment. We have been advised that the selling shareholders have no present intention to dispose of any additional shares of Class B common stock.

     The following table sets forth information with respect to the beneficial ownership of our common stock as of October 5, 2000 by:

      -- each person known by us to own beneficially five percent or more of each class of our common stock;

      --   each of our directors;

      --   our named executive officers;

      --   all of our directors and executive officers as a group; and

      --   each selling stockholder.

     Unless otherwise indicated, the person or persons named have sole voting and investment power and that person's address is c/o Adolph Coors Company, 311 10th Street, P.O. Box 4030, Golden, Colorado 80401. Shares of common stock subject to options currently exercisable or exercisable within 60 days following the date of the tables are deemed outstanding for computing the share ownership and percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

CLASS A COMMON STOCK (VOTING)

                                               SHARES BENEFICIALLY OWNED BEFORE
                                                    AND AFTER THE OFFERING
                   NAME OF                     ---------------------------------
              BENEFICIAL OWNER                      NUMBER           PERCENT
              ----------------                 ----------------   --------------
 Adolph Coors, Jr. Trust, William K. Coors,       1,260,000             100%
Jeffrey H. Coors, Peter H. Coors, J. Bradford
   Coors and Melissa E. Coors, trustees(a)

------------
(a) William K. Coors and Peter H. Coors disclaim beneficial ownership of the shares held by the Adolph Coors, Jr. Trust.

     All of our voting stock is owned by the Adolph Coors, Jr. Trust. This trust is not selling any shares in the offering and will continue to own 100% of our voting stock after the offering.

CLASS B COMMON STOCK (NON-VOTING)

                                                                                       SHARES BENEFICIALLY
                                   SHARES BENEFICIALLY OWNED PRIOR TO                    OWNED AFTER THE
                                              THE OFFERING                                  OFFERING
                                   -----------------------------------   SHARES SOLD   -------------------
              NAME                    NUMBER                  PERCENT    IN OFFERING    NUMBER     PERCENT
---------------------------------  -------------              --------   -----------   ---------   -------
William K. Coors.................       320,807(a)              *                --      320,807     *  (a)
Peter H. Coors...................       370,505(b)              *                --      370,505     *  (a)
W. Leo Kiely III.................       173,821(c)              *                --      173,821     *
Luis G. Nogales..................         2,551(c)              *                --        2,551     *
Pamela H. Patsley................         2,040(c)              *                --        2,040     *
Wayne R. Sanders.................         5,964(c)              *                --        5,964     *
Albert C. Yates..................           930(c)              *                --          930     *
L. Don Brown.....................       110,750(d)              *                --      110,750     *
Timothy V. Wolf..................        23,745(e)              *                --       23,745     *
All executive officers and
  directors as a group (16
  persons).......................     1,189,881                  1.2%            --    1,189,881     1.2%
Adolph Coors, Jr. Trust, William
  K. Coors, Jeffrey H. Coors,
  Peter H. Coors, Joseph B. Coors
  and Melissa E. Coors,
  trustees.......................     2,940,000                  8.3%            --    2,940,000     8.3%
May K. Coors Trust(f)............     2,589,980                  7.3%            --    2,589,980     7.3%
Grover C. Coors Trust
  William K. Coors, Joseph Coors,
  Jr., Jeffrey H. Coors and John
  K. Coors, co-trustees..........     3,946,423                 11.1%     2,000,000    1,946,423     5.5%
Herman F. Coors Trust(f).........     2,152,500                  6.0%       500,000    1,652,500     4.6%
Bertha C. Monroe Trust(f)........     1,710,736                  4.8%       500,000    1,210,736     3.4%
Augusta C. Collbran Trust(f).....     1,523,025                  4.3%       500,000    1,023,025     2.9%
Louise C. Porter Trust(f)........     1,380,330                  3.9%       500,000      880,330     2.6%

------------
 *  less than 1%

(a) Does not include an aggregate of 16,750,094 shares of Class B common stock owned by a number of trusts that hold the shares for the benefit of certain Coors family members. William K. Coors is a beneficiary of certain of these trusts. Disclosure of these shares is not required by the Commission.

(b) Does not include an aggregate of 12,803,671 shares of Class B common stock owned by a number of trusts that hold the shares for the benefit of certain Coors family members. Peter H. Coors is a beneficiary of certain of these trusts. Disclosure of these shares is not required by the Commission.

(c) These shares were issued as restricted stock under our 1991 Equity Compensation Plan for Non-Employee Directors. Vesting in the restricted stock occurs at the end of the one-year term for outside directors. These numbers include the following number of shares which will vest in May 2001:
    Luis G. Nogales, 122; Pamela H. Patsley, 292; Wayne R. Sanders, 122; Albert
    C. Yates, 365.

(d) This number includes options to purchase 109,577 shares of Class B common stock exercisable within 60 days.

(e) This number includes options to purchase 20,983 shares of Class B common stock exercisable within 60 days.

(f) William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors and Peter H. Coors serve as co-trustees.

                  UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "non-U.S. holder." A "non-U.S. holder" is a person or entity that, for U.S. federal income tax purposes, is a:

      --   non-resident alien individual,

      --   foreign corporation,

      --   foreign partnership or

      --   foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a reduced rate under an income tax treaty, Coors will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of that country unless it has knowledge that the presumption is not warranted.

     In order to obtain a reduced rate of withholding for dividends paid after December 31, 2000, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. In addition, where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide the certification.

     The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

      -- the gain is effectively connected with a trade or business of the non-U.S. holder in the United States,

      -- in the case of certain non-U.S. holders who are non-resident alien individuals and hold the common stock as a capital asset, the individuals are present in the United States for 183 or more days in the taxable year of the disposition,

      --   the non-U.S. holder is subject to tax as an expatriate or

      -- Coors is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is shorter.

     The tax relating to stock in a U.S. real property holding corporation does not apply to a non-U.S. holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock of a U.S. real property holding corporation, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     We must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the non-U.S. holder. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence. Dividends paid on or before December 31, 2000 at an address outside the United States are not subject to backup withholding, unless the payor has knowledge that the payee is a U.S. person. However, a non-U.S. holder may need to certify its non-U.S. status in order to avoid backup withholding at a 31% rate on dividends paid on or before December 31, 2000 at an address inside the United States and on dividends paid after that date.

     U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, a non-U.S. holder may need to certify its non-U.S. status in order to avoid information reporting and backup withholding at a 31% rate on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. In addition, U.S. information reporting requirements may apply to the proceeds of a disposition effected by or through a non-U.S. office of a U.S. broker, or by a non-U.S. broker with specified connections to the United States.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

FEDERAL ESTATE TAX

     An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Banc of America Securities LLC are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the respective number of shares of Class B common stock set forth opposite the names of the underwriters below:

                                                                 NUMBER
NAME                                                            OF SHARES
----                                                            ---------
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co. .......................................
J.P. Morgan Securities Inc. ................................
Banc of America Securities LLC..............................
                                                                ---------
          Total.............................................    4,000,000
                                                                =========

     The underwriters are offering the shares of Class B common stock subject to their acceptance of shares from Coors and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class B common stock offered by this prospectus are subject to the approval of specific legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the shares of Class B common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to purchase the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the shares to securities dealers at
a price that represents a concession not in excess of $     a share under the
public offering price. No underwriter will allow, and no dealer will reallow, a concession to other underwriters or to dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be changed by the representatives.

     The selling shareholders are granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of Class B common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of Class B common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public for this offering would be
$          , the total underwriters' discounts and commissions would be
$          and total proceeds to the selling shareholders would be $          .

     Each of Coors, the selling shareholders and our directors, executive officers and certain other stockholders of Coors has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of shares of common stock or other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

      --   the sale of the shares to the underwriters;

      -- the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

      -- transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering; or

      -- bona fide gifts, provided that the donees of any such gifts have agreed in writing to be bound by the foregoing restrictions.

     The Class B common stock is traded on the New York Stock Exchange under the symbol "RKY."

     In order to facilitate the offering of the Class B common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class B common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class B common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class B common stock in the open market to stabilize the price of the Class B common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class B common stock in the offering, if the syndicate repurchases previously distributed Class B common stock to cover syndicate short positions or to stabilize the price of the Class B common stock. These activities may raise or maintain the market price of the Class B common stock above independent market levels or prevent or retard a decline in the market price of the Class B common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We, the selling stockholders and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

     From time to time, some of the underwriters and their affiliates have provided, and continue to provide, banking services to us.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Perkins Coie LLP, Denver, Colorado for the Company. The selling shareholders are represented by Hogan & Hartson L.L.P., Denver, Colorado. Legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements as of December 26, 1999 and December 27, 1998 and for each of the three years in the period ended December 26, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement, including the documents incorporated by reference herein, and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement, including exhibits, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate into this prospectus information contained in other documents that we file with the SEC. The information incorporated by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede the information contained in this prospectus. This means that we can disclose information to you by referring you to those other filings, and the information contained in those other findings become part of this prospectus. We are incorporating by reference the information contained in the following SEC filings:

      -- our Annual Report on Form 10-K for the fiscal year ended December 26, 1999;

      -- our Quarterly Report on Form 10-Q for the three months ended March 26, 2000;

      -- our Quarterly Report on Form 10-Q for the three months ended June 25, 2000;

      --   our Current Report on Form 8-K filed June 5, 2000;

      -- the description of our Class B Common stock contained in the Registration Statement on Form 8-A, and any other amendment or report filed to update the description; and

      -- any filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the date of termination of this offering. Information in these filings will be incorporated as of the filing date.

     You may request copies of the filings, at no cost, by writing to Adolph Coors Company, 311 10th Street, P.O. Box 4030, Golden, Colorado, 80401-0030,
Attention: Investor Relations, or calling (303) 279-6565.

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE(S)
                                                              -------
Unaudited Consolidated Statements of Income for the
  twenty-six weeks ended June 25, 2000 and June 27, 1999....    F-2
Unaudited Consolidated Balance Sheets at June 25, 2000 and
  December 26, 1999.........................................    F-3
Unaudited Consolidated Statements of Cash Flows for the
  twenty-six weeks ended June 25, 2000 and June 27, 1999....    F-5
Notes to Unaudited Consolidated Financial Statements........    F-6
Report of Independent Accountants...........................    F-8
Consolidated Statements of Income for each of the three
  years in the period ended December 26, 1999...............    F-9
Consolidated Balance Sheets at December 26, 1999, and
  December 27, 1998.........................................   F-10
Consolidated Statements of Cash Flows for each of the three
  years in the period ended December 26, 1999...............   F-12
Consolidated Statements of Shareholders' Equity for each of
  the three years in the period ended December 26, 1999.....   F-13
Notes to Consolidated Financial Statements..................   F-14

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              TWENTY-SIX WEEKS ENDED
                                                              -----------------------
                                                               JUNE 25,     JUNE 27,
                                                                 2000         1999
                                                              ----------   ----------
Sales -- domestic and international.........................  $1,289,069   $1,216,525
Beer excise taxes...........................................    (210,468)    (201,095)
                                                               ---------    ---------
Net sales...................................................   1,078,601    1,015,430
Cost of goods sold..........................................    (634,848)    (587,602)
                                                               ---------    ---------
  Gross profit..............................................     443,753      427,828
Marketing, general and administrative.......................    (341,272)    (335,996)
Special charge..............................................     (15,502)          --
                                                               ---------    ---------
  Operating income..........................................      86,979       91,832
Other income -- net.........................................       7,604        3,209
                                                               ---------    ---------
  Income before income taxes................................      94,583       95,041
Income tax expense..........................................     (31,420)     (36,828)
                                                               ---------    ---------
  Net income................................................  $   63,163   $   58,213
                                                               ---------    ---------
                                                               ---------    ---------

Net income per common share -- basic........................  $     1.72   $     1.59
                                                               ---------    ---------
                                                               ---------    ---------
Net income per common share -- diluted......................  $     1.69   $     1.55
                                                               ---------    ---------
                                                               ---------    ---------
Weighted average number of outstanding common
  shares -- basic...........................................      36,688       36,700
                                                               ---------    ---------
                                                               ---------    ---------
Weighted average number of outstanding common
  shares -- diluted.........................................      37,275       37,495
                                                               ---------    ---------
                                                               ---------    ---------
Cash dividends declared and paid per common share...........  $    0.350   $    0.315
                                                               ---------    ---------
                                                               ---------    ---------

See notes to unaudited consolidated financial statements.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               JUNE 25,    DECEMBER 26,
                                                                 2000          1999
                                                              ----------   ------------
Assets
Current assets:
  Cash and cash equivalents.................................  $  316,877    $  163,808
  Short-term marketable securities..........................      24,201       113,185
  Accounts and notes receivable, net........................     187,792       159,660
  Inventories:
     Finished...............................................      43,088        44,073
     In process.............................................      25,549        19,036
     Raw materials..........................................       7,819        34,077
     Packaging materials....................................       8,912        10,071
                                                               ---------     ---------
  Total inventories.........................................      85,368       107,257
  Other current assets......................................      58,699        68,911
                                                               ---------     ---------
     Total current assets...................................     672,937       612,821
Properties, at cost and net.................................     708,539       714,001
Long-term marketable securities.............................       2,890         2,890
Other assets................................................     226,273       216,664
                                                               ---------     ---------
     Total assets...........................................  $1,610,639    $1,546,376
                                                               ---------     ---------
                                                               ---------     ---------

See notes to unaudited consolidated financial statements.            (Continued)

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)
                                  (UNAUDITED)

                                                               JUNE 25,    DECEMBER 26,
                                                                 2000          1999
                                                              ----------   ------------
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..........................................  $  203,163    $  179,615
  Accrued expenses and other liabilities....................     203,397       213,089
                                                               ---------     ---------
          Total current liabilities.........................     406,560       392,704
Long-term debt..............................................     105,000       105,000
Deferred tax liability......................................      84,303        78,733
Other long-term liabilities.................................     124,030       128,400
                                                               ---------     ---------
          Total liabilities.................................     719,893       704,837
                                                               ---------     ---------
Shareholders' equity:
  Capital stock:
     Preferred stock, non-voting, $1 par value (authorized:
      25,000,000 shares; issued: none)......................          --            --
     Class A common stock, voting, $1 par value (authorized
      and issued: 1,260,000 shares).........................       1,260         1,260
     Class B common stock, non-voting, no par value, $0.24
      stated value (authorized: 100,000,000 shares; issued:
      35,580,656 in 2000 and 35,462,034 in 1999)............       8,472         8,443
                                                               ---------     ---------
          Total capital stock...............................       9,732         9,703
  Paid-in capital...........................................       6,594         5,773
  Retained earnings.........................................     875,361       825,070
  Accumulated other comprehensive (loss) income.............        (941)          993
                                                               ---------     ---------
          Total shareholders' equity........................     890,746       841,539
                                                               ---------     ---------
          Total liabilities and shareholders' equity........  $1,610,639    $1,546,376
                                                               ---------     ---------
                                                               ---------     ---------

See notes to unaudited consolidated financial statements.            (Concluded)

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               TWENTY-SIX WEEKS
                                                                     ENDED
                                                              -------------------
                                                              JUNE 25,   JUNE 27,
                                                                2000       1999
                                                              --------   --------
Cash flows from operating activities:
  Net income................................................  $ 63,163   $ 58,213
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Equity in earnings of joint ventures...................   (19,959)   (15,897)
     Impairment charge......................................     4,944         --
     Depreciation and amortization..........................    64,163     64,366
     (Gain) loss on sale or abandonment of properties.......    (2,762)     2,194
     Deferred income taxes..................................     6,693     (5,610)
  Change in operating assets and liabilities................    16,506     (7,253)
                                                               -------    -------
          Net cash provided by operating activities.........   132,748     96,013
                                                               -------    -------
Cash flows from investing activities:
  Purchases of investments..................................   (40,000)    (4,170)
  Sales and maturities of investments.......................   128,817     74,009
  Additions to properties and intangibles...................   (67,425)   (79,259)
  Proceeds from sales of properties.........................     4,522        210
  Distributions from joint ventures.........................    12,001      8,485
  Other.....................................................    (2,163)       753
                                                               -------    -------
          Net cash provided by investing activities.........    35,752         28
                                                               -------    -------
Cash flows from financing activities:
  Issuances of stock under stock plans......................     6,617      8,937
  Purchases of stock........................................    (8,851)   (13,308)
  Dividends paid............................................   (12,872)   (11,607)
  Payment of current portion of long-term debt..............        --    (25,000)
  Other.....................................................        --        506
                                                               -------    -------
          Net cash used in financing activities.............   (15,106)   (40,472)
                                                               -------    -------
Cash and cash equivalents:
  Net increase in cash and cash equivalents.................   153,394     55,569
  Effect of exchange rate changes on cash and cash
     equivalents............................................      (325)      (202)
  Balance at beginning of year..............................   163,808    160,038
                                                               -------    -------
  Balance at end of quarter.................................  $316,877   $215,405
                                                               -------    -------
                                                               -------    -------

See notes to unaudited consolidated financial statements.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE TWENTY-SIX WEEKS ENDED JUNE 25, 2000

1. BUSINESS

     Founded in 1873 and incorporated in Colorado in 1913, Adolph Coors Company
(ACC) is the holding company for Coors Brewing Company (CBC), the third-largest U.S. brewer.

2. SIGNIFICANT ACCOUNTING POLICIES

     Unaudited consolidated financial statements -- In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting only of normal recurring accruals, except as discussed in Note 3, which are necessary for a fair presentation of the financial position of the Company (as defined) at June 25, 2000, and the results of its operations and its cash flows for the twenty-six weeks ended June 25, 2000 and June 27, 1999. The accompanying financial statements include the accounts of ACC, CBC and the majority-owned and controlled domestic and foreign subsidiaries of both ACC and CBC (collectively referred to as "the Company"). All significant intercompany transactions and balances have been eliminated in consolidation. These financial statements should be read in conjunction with the notes to the consolidated financial statements contained in the Company's Form 10-K for the year ended December 26, 1999. The results of operations for the twenty-six weeks ended June 25, 2000, are not necessarily indicative of the results that may be achieved for the full fiscal year and cannot be used to indicate financial performance for the entire year.

     The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

     Statements of cash flows -- Cash paid for interest for the twenty-six weeks ended June 25, 2000 and June 27, 1999, was $4.2 million and $5.9 million, respectively. Cash paid for income taxes for the twenty-six weeks ended June 25, 2000 and June 27, 1999, was $16.8 million and $5.3 million, respectively. During the second quarter of 2000 and 1999, the non-cash tax effects of the issuances of stock under the Company's stock plans increased equity by $4.0 million and $5.5 million, respectively.

3. SPECIAL CHARGE

     In the second quarter of 2000, CBC's Spanish operation, Coors Brewing Iberica, S.A. (Coors Iberica), completed various analyses of the potential for improved distribution channels, the viability of Coors brands in the Spain market and additional contract brewing opportunities. Due to the unfavorable outlook from these analyses, at the end of the second quarter the CBC Board of Directors approved a recommendation from the Coors Iberica Board of Directors for a plan to close the Company's brewery and sales operation in Spain by the end of 2000.

     As a result of these events and decisions, CBC reevaluated the recoverability of Coors Iberica's long-lived assets and determined that certain of these assets were impaired and wrote them down to their fair market values based on an independent third-party appraisal. The Company is currently evaluating options for disposing of the various assets held at the brewery and sales office in Spain.

     As a result of the planned closure and the impairment determination, severance, for approximately 100 employees, and other related costs of approximately $10.6 million and a fixed asset impairment charge of approximately $4.9 million were recorded in the second quarter of 2000. These expenses are classified as a special charge in the accompanying statements of income.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. INCOME TAXES

     The Internal Revenue Service (IRS) has completed its examination of the Company's federal income tax returns through 1995. The IRS proposed adjustments for the years 1993 through 1995 based upon the completed examinations. The Company filed a protest for the proposed adjustments and began the administrative appeals process in 1999. Certain proposed adjustments relating to international matters were settled in April 2000. An agreement for the remaining issues was reached in July 2000. Neither of these items will have a material adverse effect on the Company's consolidated balance sheet, results of operations or liquidity.

5. OTHER COMPREHENSIVE INCOME

                                                               TWENTY-SIX WEEKS
                                                                     ENDED
                                                              -------------------
                                                              JUNE 25,   JUNE 27,
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Net income..................................................  $63,163    $58,213
Other comprehensive income
  (expense), net of tax:
     Foreign currency translation adjustments...............    1,105     (2,973)
     Unrealized gain (loss) on available-for-sale securities
      and derivative instruments............................   (1,991)       558
     Reclassification adjustment for net gains realized in
      net income on derivative instruments..................   (1,048)        --
                                                               ------     ------
Comprehensive income........................................  $61,229    $55,798
                                                               ------     ------
                                                               ------     ------

6. EARNINGS PER SHARE (EPS)

     Basic and diluted net income per common share were arrived at using the calculations outlined below:

                                                               TWENTY-SIX WEEKS
                                                                     ENDED
                                                              -------------------
                                                              JUNE 25,   JUNE 27,
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS,
                                                               EXCEPT PER SHARE
                                                                     DATA)
Net income available to common shareholders.................  $63,163    $58,213
Weighted average shares for basic EPS.......................   36,688     36,700
Effect of dilutive securities:
  Stock options.............................................      528        696
  Contingent shares not included in shares outstanding for
     basic EPS..............................................       59         99
                                                               ------     ------
Weighted average shares for diluted EPS.....................   37,275     37,495
                                                               ------     ------
                                                               ------     ------
Basic EPS...................................................  $  1.72    $  1.59
                                                               ------     ------
                                                               ------     ------
Diluted EPS.................................................  $  1.69    $  1.55
                                                               ------     ------
                                                               ------     ------

     The dilutive effects of stock options were determined by applying the treasury stock method, assuming the Company was to purchase common shares with the proceeds from stock option exercises.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Adolph Coors Company

     In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Adolph Coors Company and its subsidiaries at December 26, 1999, and December 27, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

Denver, Colorado
February 9, 2000

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                             FOR THE YEARS ENDED
                                                 --------------------------------------------
                                                 DECEMBER 26,    DECEMBER 27,    DECEMBER 28,
                                                     1999            1998            1997
                                                 ------------    ------------    ------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales--domestic and international..............  $ 2,462,874     $ 2,291,322     $ 2,207,384
Beer excise taxes..............................     (406,228)       (391,789)       (386,080)
                                                  ----------      ----------      ----------
Net sales (Note 13)............................    2,056,646       1,899,533       1,821,304
Cost of goods sold.............................   (1,215,965)     (1,160,693)     (1,131,610)
                                                  ----------      ----------      ----------
Gross profit...................................      840,681         738,840         689,694
                                                  ----------      ----------      ----------
Other operating expenses:
  Marketing, general and administrative........     (692,993)       (615,626)       (573,818)
  Special (charges) credits (Note 9)...........       (5,705)        (19,395)         31,517
                                                  ----------      ----------      ----------
     Total other operating expenses............     (698,698)       (635,021)       (542,301)
                                                  ----------      ----------      ----------
Operating income...............................      141,983         103,819         147,393
Other income (expense):
  Interest income..............................       11,286          12,136           8,835
  Interest expense.............................       (4,357)         (9,803)        (13,277)
  Miscellaneous--net...........................        1,755           4,948           3,942
                                                  ----------      ----------      ----------
     Total.....................................        8,684           7,281            (500)
                                                  ----------      ----------      ----------
Income before income taxes.....................      150,667         111,100         146,893
Income tax expense (Note 5)....................      (58,383)        (43,316)        (64,633)
                                                  ----------      ----------      ----------
Net income.....................................       92,284          67,784          82,260
Other comprehensive income (expense), net of
  tax (Note 12):
  Foreign currency translation adjustments.....       (3,519)          1,430          (5,886)
  Unrealized gain on available-for-sale
     securities................................        6,438             440              --
                                                  ----------      ----------      ----------
Comprehensive income...........................  $    95,203     $    69,654     $    76,374
                                                  ----------      ----------      ----------
                                                  ----------      ----------      ----------
Net income per common share--basic.............  $      2.51     $      1.87     $      2.21
                                                  ----------      ----------      ----------
                                                  ----------      ----------      ----------
Net income per common share--diluted...........  $      2.46     $      1.81     $      2.16
                                                  ----------      ----------      ----------
                                                  ----------      ----------      ----------
Weighted-average number of outstanding common
  shares--basic................................       36,729          36,312          37,218
                                                  ----------      ----------      ----------
                                                  ----------      ----------      ----------
Weighted-average number of outstanding common
  shares--diluted..............................       37,457          37,515          38,056
                                                  ----------      ----------      ----------
                                                  ----------      ----------      ----------

See notes to consolidated financial statements.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 26,    DECEMBER 27,
                                                                  1999            1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $  163,808      $  160,038
  Short-term investments....................................      113,185          96,190
  Accounts and notes receivable:
     Trade, less allowance for doubtful accounts of $55 in
       1999 and $299 in 1998................................      123,861         106,962
     Affiliates.............................................       13,773          11,896
     Other, less allowance for certain claims of $133 in
       1999 and $584 in 1998................................       22,026           7,751
INVENTORIES:
  Finished..................................................       44,073          38,520
  In process................................................       19,036          24,526
  Raw materials.............................................       34,077          34,016
  Packaging materials, less allowance for obsolete
     inventories of $1,195 in 1999 and $1,018 in 1998.......       10,071           5,598
                                                                ---------       ---------
  Total inventories.........................................      107,257         102,660
Other supplies, less allowance for obsolete supplies of
  $1,975 in 1999 and $3,968 in 1998.........................       23,584          27,729
Prepaid expenses and other assets...........................       24,858          12,848
Deferred tax asset (Note 5).................................       20,469          22,917
                                                                ---------       ---------
     Total current assets...................................      612,821         548,991
Properties, at cost and net (Notes 2 and 13)................      714,001         714,441
Excess of cost over net assets of businesses acquired, less
  accumulated amortization of $7,785 in 1999 and $6,727 in
  1998......................................................       31,292          23,114
Long-term investments.......................................        2,890          31,444
Other assets (Note 10)......................................      185,372         142,608
                                                                ---------       ---------
Total assets................................................   $1,546,376      $1,460,598
                                                                ---------       ---------
                                                                ---------       ---------

                                                              DECEMBER 26,    DECEMBER 27,
                                                                  1999            1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable:
     Trade..................................................   $  155,344      $  132,193
     Affiliates.............................................       24,271          11,706
  Accrued salaries and vacations............................       60,861          54,584
  Taxes, other than income taxes............................       53,974          48,332
  Federal and state income taxes (Note 5)...................        8,439          10,130
  Accrued expenses and other liabilities....................       89,815          86,967
  Current portion of long-term debt (Note 4)................           --          40,000
                                                                ---------       ---------
     Total current liabilities..............................      392,704         383,912
                                                                ---------       ---------
Long-term debt (Note 4).....................................      105,000         105,000
Deferred tax liability (Note 5).............................       78,733          65,779
Postretirement benefits (Note 8)............................       75,821          74,469
Other long-term liabilities.................................       52,579          56,640
                                                                ---------       ---------
          Total Liabilities.................................      704,837         685,800
                                                                ---------       ---------
Commitments and contingencies (Notes 3, 4, 5, 6, 7, 8, 10
  and 14)
Shareholders' equity (Notes 6, 11 and 12):
  Capital stock:
     Preferred stock, non-voting, $1 par value (authorized:
       25,000,000 shares; issued and outstanding: none).....           --              --
     Class A common stock, voting, $1 par value,
       (authorized, issued and outstanding: 1,260,000
       shares)..............................................        1,260           1,260
     Class B common stock, non-voting, no par value, $0.24
       stated value (authorized: 100,000,000 shares; issued
       and outstanding: 35,462,034 in 1999 and 35,395,306 in
       1998)................................................        8,443           8,428
                                                                ---------       ---------
          Total capital stock...............................        9,703           9,688
Paid-in capital.............................................        5,773          10,505
Retained earnings...........................................      825,070         756,531
Accumulated other comprehensive income (loss)...............          993          (1,926)
                                                                ---------       ---------
          Total shareholders' equity........................      841,539         774,798
                                                               ----------      ----------
Total liabilities and shareholders' equity..................   $1,546,376      $1,460,598
                                                                ---------       ---------
                                                                ---------       ---------

See notes to consolidated financial statements.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 FOR THE YEARS ENDED
                                                      ------------------------------------------
                                                      DECEMBER 26,   DECEMBER 27,   DECEMBER 28,
                                                          1999           1998           1997
                                                      ------------   ------------   ------------
                                                                    (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..........................................   $  92,284      $  67,784      $  82,260
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Equity in net earnings of joint ventures.......     (36,958)       (33,227)       (15,893)
     Reserve for severance..........................       4,769          8,324             --
     Reserve for joint venture investment...........          --             --         21,978
     Depreciation, depletion and amortization.......     123,770        115,815        117,166
     Loss on sale or abandonment of properties and
       intangibles, net.............................       2,471          7,687          5,594
     Impairment charge..............................          --          2,219         10,595
     Deferred income taxes..........................      20,635         (8,751)       (15,043)
     Change in operating assets and liabilities:
       Accounts and notes receivable................     (21,036)         2,140        (10,971)
       Inventories..................................      (4,373)         4,176         14,051
       Other assets.................................     (49,786)         8,977          3,742
       Accounts payable.............................      35,261          9,899          9,599
       Accrued expenses and other liabilities.......       2,751         (3,898)        37,475
                                                        --------       --------       --------
          Net cash provided by operating
            activities..............................     169,788        181,145        260,553
                                                        --------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of investments..........................     (94,970)      (101,682)      (122,800)
  Sales and maturities of investments...............     105,920         62,393         39,499
  Additions to properties and intangible assets.....    (134,377)      (104,505)       (60,373)
  Proceeds from sales of properties and intangible
     assets.........................................       3,821          2,264          3,273
  Distributions from joint ventures.................      30,280         22,438         13,250
  Other.............................................      (1,437)        (4,949)          (775)
                                                        --------       --------       --------
          Net cash used in investing activities.....     (90,763)      (124,041)      (127,926)
                                                        --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuances of stock under stock plans..............       9,728          9,823         24,588
  Purchases of stock................................     (20,722)       (27,599)       (60,151)
  Dividends paid....................................     (23,745)       (21,893)       (20,523)
  Payments of long-term debt........................     (40,000)       (27,500)       (20,500)
  Other.............................................      (1,692)         1,140          4,544
                                                        --------       --------       --------
          Net cash used in financing activities.....     (76,431)       (66,029)       (72,042)
                                                        --------       --------       --------
CASH AND CASH EQUIVALENTS:
  Net increase (decrease) in cash and cash
     equivalents....................................       2,594         (8,925)        60,585
  Effect of exchange rate changes on cash and cash
     equivalents....................................       1,176             88         (2,615)
  Balance at beginning of year......................     160,038        168,875        110,905
                                                        --------       --------       --------
  Balance at end of year............................   $ 163,808      $ 160,038      $ 168,875
                                                        --------       --------       --------
                                                        --------       --------       --------

See notes to consolidated financial statements.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   COMMON STOCK                             ACCUMULATED
                                      ISSUED                                   OTHER
                                 -----------------   PAID-IN    RETAINED   COMPREHENSIVE
                                 CLASS A   CLASS B   CAPITAL    EARNINGS      INCOME        TOTAL
                                 -------   -------   --------   --------   -------------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balances, December 29, 1996....  $1,260    $8,729    $ 31,436   $671,972      $ 2,090      $715,487
Shares issued under stock
  plans........................               236      25,145                                25,381
Purchases of stock.............              (489)    (56,581)   (3,081)                    (60,151)
Other comprehensive loss.......                                                (5,886)       (5,886)
Net income.....................                                  82,260                      82,260
Cash dividends--$0.55 per
  share........................                                 (20,523)                    (20,523)
                                  -----     -----    --------   -------        ------       -------
Balances, December 28, 1997....   1,260     8,476          --   730,628        (3,796)      736,568
Shares issued under stock
  plans........................               145      17,923                                18,068
Purchases of stock.............              (193)     (7,418)  (19,988)                    (27,599)
Other comprehensive income.....                                                 1,870         1,870
Net income.....................                                  67,784                      67,784
Cash dividends--$0.60 per
  share........................                                 (21,893)                    (21,893)
                                  -----     -----    --------   -------        ------       -------
Balances, December 27, 1998....   1,260     8,428      10,505   756,531        (1,926)      774,798
Shares issued under stock
  plans........................               110      15,895                                16,005
Purchases of stock.............               (95)    (20,627)                              (20,722)
Other comprehensive income.....                                                 2,919         2,919
Net income.....................                                  92,284                      92,284
Cash dividends--$0.645 per
  share........................                                 (23,745)                    (23,745)
                                  -----     -----    --------   -------        ------       -------
Balances, December 26, 1999....  $1,260    $8,443    $  5,773   $825,070      $   993      $841,539
                                  -----     -----    --------   -------        ------       -------
                                  -----     -----    --------   -------        ------       -------

See notes to consolidated financial statements.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation: The consolidated financial statements include the accounts of Adolph Coors Company (ACC); its principal subsidiary, Coors Brewing Company (CBC); and the majority-owned and controlled domestic and foreign subsidiaries of both ACC and CBC (collectively referred to as "the Company"). All significant intercompany accounts and transactions have been eliminated. The equity method of accounting is used for the Company's investments in affiliates where the Company has the ability to exercise significant influence (see Note 10). The Company has other investments that are accounted for at cost.

     Nature of operations: The Company is a multinational brewer and marketer of beer and other malt-based beverages. The vast majority of the Company's volume is sold in the United States to independent wholesalers. The Company's international volume is produced, marketed and distributed under varying business arrangements including export, direct investment, joint ventures and licensing.

     Fiscal year: The fiscal year of the Company is a 52- or 53-week period ending on the last Sunday in December. Fiscal years for the financial statements included herein ended December 26, 1999, December 27, 1998, and December 28, 1997, were all 52-week periods.

     Investments in marketable securities: ACC invests excess cash on hand in interest-bearing debt securities. At December 26, 1999, $113.2 million of these securities were classified as current assets and $2.9 million were classified as non-current assets, as their maturities exceeded one year. All of these securities were considered to be available-for-sale. At December 26, 1999, these securities have been recorded at fair value, based on quoted market prices, through other comprehensive income. Maturities on these investments range from 2000 through 2001.

     Concentration of credit risk: The majority of the accounts receivable balances are from malt beverage distributors. The Company secures substantially all of this credit risk with purchase money security interests in inventory and proceeds, personal guarantees and/or letters of credit.

     Inventories: Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all inventories.

     Current cost, as determined principally on the first-in, first-out method, exceeded LIFO cost by $41.0 million and $41.4 million at December 26, 1999, and December 27, 1998, respectively.

     Properties: Land, buildings and equipment are stated at cost. Depreciation is provided principally on the straight-line method over the following estimated useful lives: buildings and improvements, 10 to 45 years; and machinery and equipment, 3 to 20 years. Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Start-up costs associated with manufacturing facilities, but not related to construction, are expensed as incurred. Ordinary repairs and maintenance are expensed as incurred.

     Derivative Instruments: In the normal course of business, the Company is exposed to fluctuations in interest rates, the value of foreign currencies and production and packaging materials prices. The Company has established policies and procedures that govern the management of these exposures through the use of a variety of financial instruments. The Company employs various financial instruments, including forward exchange contracts, options and swap agreements, to manage certain of the exposures when practical. By policy, the Company does not enter into such contracts for the purpose of speculation or use leveraged financial instruments.

     The Company's derivatives activities are subject to management, direction and control of the Financial Risk Management Committee (FRMC). The FRMC is composed of the chief financial officer and other senior management of the Company. The FRMC (1) sets forth risk-management philosophy and objectives

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
through a corporate policy, (2) provides guidelines for derivative-instrument usage and (3) establishes procedures for control and valuation, counterparty credit approval and the monitoring and reporting of derivative activity.

     The Company's objective in managing its exposure to fluctuations in interest rates, foreign currency exchange rates and production and packaging materials prices is to decrease the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, the Company primarily enters into forward exchange contracts, options and swap agreements whose values change in the opposite direction of the anticipated cash flows. Derivative instruments related to forecasted transactions are considered to hedge future cash flows, and the effective portion of any gains or losses are included in other comprehensive income until earnings are affected by the variability of cash flows. Any remaining gain or loss is recognized currently in earnings. The cash flows of the derivative instruments are expected to be highly effective in achieving offsetting cash flows attributable to fluctuations in the cash flows of the hedged risk. If it becomes probable that a forecasted transaction will no longer occur, the derivative will continue to be carried on the balance sheet at fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. If the derivative instruments are terminated prior to their expiration dates, any cumulative gains and losses are deferred and recognized in income over the remaining life of the underlying exposure. If the hedged assets or liabilities were to be sold or extinguished, the Company would recognize the gain or loss on the designated financial instruments currently in income.

     To manage its exposures, the Company has entered into various financial instruments including forward exchange contracts, options and swap agreements. The Company has designated some of these instruments as cash flow hedges. The Company has partially hedged its exposure to the variability in future cash flows relating to fluctuations in foreign exchange rates and certain production and packaging materials prices for terms extending from January 2000 through March 2002 (see Note 12).

     Instruments entered into that relate to existing foreign currency assets and liabilities do not qualify for hedge accounting in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The gains and losses on both the derivatives and the foreign-currency-denominated assets and liabilities are recorded currently in Sales, Cost of goods sold and Marketing, general and administrative expenses in the accompanying Consolidated Statements of Income. Interest rate swap agreements are not designated as hedges, and therefore, currently all gains and losses are recorded in Interest income in the accompanying Consolidated Statements of Income. The Company has entered into call and put options which currently do not qualify for hedge accounting. If, at some future date, these options do qualify for hedge accounting, the Company may choose to designate them as hedging items. All gains and losses on these options are recorded currently in Cost of goods sold on the accompanying Consolidated Statements of Income.

     The Company adopted FAS 133 as of January 1999. During 1999, there were no significant gains or losses recognized in earnings for hedge ineffectiveness or due to excluding a portion of the value from measuring effectiveness. The estimated net gain to be recognized over the next 12 months in relation to certain production and packaging materials at December 26, 1999, is $5.1 million.

     Excess of cost over net assets of businesses acquired: The excess of cost over the net assets of businesses acquired in transactions accounted for as purchases is being amortized on a straight-line basis, generally over a 40-year period. During 1998, CBC recorded a $2.2 million impairment charge, which has been classified as a Special charge in the accompanying Consolidated Statements of Income, related to long-lived assets at one of its distributorships. The long-lived assets were considered impaired in light of both historical losses and expected future, undiscounted cash flows. The impairment charge represented a reduction of the carrying amounts of the impaired assets to their estimated fair market values, which were determined using a discounted cash flow model.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     Impairment policy: The Company periodically evaluates its assets to assess their recoverability from future operations using undiscounted cash flows. Impairment would be recognized in operations if a permanent diminution in value is judged to have occurred.

     Advertising: Advertising costs, included in Marketing, general and administrative, are expensed when the advertising is run. Advertising expense was $443.4 million, $395.8 million and $360.0 million for years 1999, 1998 and 1997, respectively. The Company had $6.2 million and $7.0 million of prepaid advertising production costs reported as assets at December 26, 1999, and December 27, 1998, respectively.

     Research and development: Research and project development costs, included in Marketing, general and administrative, are expensed as incurred. These costs totaled $15.5 million, $15.2 million and $14.6 million in 1999, 1998 and 1997, respectively.

     Environmental expenditures: Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be estimated reasonably.

     Statement of Cash Flows: Cash equivalents represent highly liquid investments with original maturities of 90 days or less. The fair value of these investments approximates their carrying value. During 1999, 1998 and 1997, ACC issued restricted common stock under its management incentive program. These issuances, net of forfeitures, resulted in net non-cash (decreases) increases to the equity accounts of ($0.7) million, $2.4 million and $0.8 million in 1999, 1998 and 1997 respectively. Also during 1999, 1998 and 1997, equity was increased by the non-cash tax effects of the exercise of stock options under the Company's stock plans of $7.0 million, $5.9 million and $5.0 million, respectively. Net income taxes paid were $42.4 million in 1999, $39.6 million in 1998 and $66.8 million in 1997.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications: Certain reclassifications have been made to the 1998 and 1997 financial statements to conform with the 1999 presentation.

NOTE 2:  PROPERTIES

     The cost of properties and related accumulated depreciation, depletion and amortization consists of the following:

                                                                         AS OF
                                                              ----------------------------
                                                              DECEMBER 26,    DECEMBER 27,
                                                                  1999            1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
Land and improvements.......................................  $    94,687     $    94,561
Buildings...................................................      501,013         494,344
Machinery and equipment.....................................    1,680,600       1,581,355
Natural resource properties.................................        7,423           8,623
Construction in progress....................................       44,845          50,840
                                                               ----------      ----------
                                                                2,328,568       2,229,723
Less accumulated depreciation, depletion and amortization...   (1,614,567)     (1,515,282)
                                                               ----------      ----------
Net properties..............................................  $   714,001     $   714,441
                                                               ----------      ----------
                                                               ----------      ----------

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     Interest incurred, capitalized, expensed and paid were as follows:

                                                             FOR THE YEARS ENDED
                                                 --------------------------------------------
                                                 DECEMBER 26,    DECEMBER 27,    DECEMBER 28,
                                                     1999            1998            1997
                                                 ------------    ------------    ------------
                                                                (IN THOUSANDS)
Interest costs.................................    $ 8,478         $12,532         $15,177
Interest capitalized...........................     (4,121)         (2,729)         (1,900)
                                                    ------          ------          ------
Interest expensed..............................    $ 4,357         $ 9,803         $13,277
                                                    ------          ------          ------
                                                    ------          ------          ------
Interest paid..................................    $ 9,981         $12,808         $14,643
                                                    ------          ------          ------
                                                    ------          ------          ------

NOTE 3:  LEASES

     The Company leases certain office facilities and operating equipment under cancelable and non-cancelable agreements accounted for as operating leases. At December 26, 1999, the minimum aggregate rental commitment under all non-cancelable leases was (in thousands): 2000, $5,790; 2001, $4,864; 2002, $4,231; 2003, $3,711; 2004, $3,628; and $7,152 for years thereafter. Total rent expense was (in thousands) $10,978, $11,052 and $13,870 for years 1999, 1998 and 1997, respectively.

NOTE 4:  DEBT

     Long-term debt consists of the following:

                                                                     AS OF
                                                  --------------------------------------------
                                                   DECEMBER 26, 1999       DECEMBER 27, 1998
                                                  --------------------    --------------------
                                                  CARRYING      FAIR      CARRYING      FAIR
                                                   VALUE       VALUE       VALUE       VALUE
                                                  --------    --------    --------    --------
                                                                 (IN THOUSANDS)
Medium-term notes...............................  $     --    $     --    $ 40,000    $ 40,000
Senior Notes....................................   100,000      99,000     100,000     101,000
Industrial development bonds....................     5,000       5,000       5,000       5,000
                                                   -------     -------     -------     -------
Total...........................................   105,000     104,000     145,000     146,000
Less current portion............................        --          --      40,000      40,000
                                                   -------     -------     -------     -------
                                                  $105,000    $104,000    $105,000    $106,000
                                                   -------     -------     -------     -------
                                                   -------     -------     -------     -------

     Fair values were determined using discounted cash flows at current interest rates for similar borrowings.

     During 1999, the medium-term notes matured and were paid in full.

     On July 14, 1995, the Company completed a $100 million private placement of unsecured Senior Notes at fixed interest rates ranging from 6.76% to 6.95% per annum. Interest on the notes is due semiannually in January and July. The principal amount of the Notes is payable as follows: $80 million in 2002 and $20 million in 2005.

     The Company is obligated to pay the principal, interest and premium, if any, on the $5 million, City of Wheat Ridge, Colorado Industrial Development Bonds (Adolph Coors Company Project) Series 1993. The bonds mature in 2013 and are secured by a letter of credit. They are currently variable rate securities with interest payable on the first of March, June, September and December. The interest rate on December 26, 1999, was 4.85%.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     The Company has an unsecured, committed credit arrangement totaling $200 million, all of which was available as of December 26, 1999. This line of credit has a five-year term which expires in 2002, with two optional one-year extensions. During 1998, the Company exercised an option to extend the maturity to 2003. A facilities fee is paid on the total amount of the committed credit. Under the arrangement, the Company is required to maintain a certain debt-to-total capitalization ratio, with which the Company was in compliance at year-end 1999.

     CBC's distribution subsidiary in Japan has two revolving lines of credit that it utilizes in its normal operations. Each of these facilities provides up to 500 million yen (approximately $4.9 million each as of December 26, 1999) in short-term financing. As of December 26, 1999, the approximate yen equivalent of $4.9 million was outstanding under these arrangements and is included in Accrued expenses and other liabilities in the accompanying Consolidated Balance Sheets.

NOTE 5:  INCOME TAXES

     Income tax expense (benefit) includes the following current and deferred provisions:

                                                             FOR THE YEARS ENDED
                                                 --------------------------------------------
                                                 DECEMBER 26,    DECEMBER 27,    DECEMBER 28,
                                                     1999            1998            1997
                                                 ------------    ------------    ------------
                                                                (IN THOUSANDS)
Current:
  Federal......................................    $31,062         $41,200         $ 68,435
  State and foreign............................      6,686          10,867           11,241
                                                    ------          ------          -------
Total current tax expense......................     37,748          52,067           79,676
                                                    ------          ------          -------
Deferred:
  Federal......................................     19,035          (7,401)         (12,935)
  State and foreign............................      1,600          (1,350)          (2,108)
                                                    ------          ------          -------
Total deferred tax expense (benefit)...........     20,635          (8,751)         (15,043)
                                                    ------          ------          -------
Total income tax expense.......................    $58,383         $43,316         $ 64,633
                                                    ------          ------          -------
                                                    ------          ------          -------

     The Company's income tax expense varies from the amount expected by applying the statutory federal corporate tax rate to income as follows:

                                                             FOR THE YEARS ENDED
                                                 --------------------------------------------
                                                 DECEMBER 26,    DECEMBER 27,    DECEMBER 28,
                                                     1999            1998            1997
                                                 ------------    ------------    ------------
Expected tax rate..............................      35.0%           35.0%           35.0%
State income taxes, net of federal benefit.....       3.7             3.1             3.9
Effect of foreign investments..................       1.1             2.5             0.8
Non-taxable income.............................      (0.8)           (1.7)           (0.4)
Effect of reserve for joint venture
  investment...................................        --              --             4.8
Other, net.....................................      (0.2)            0.1            (0.1)
                                                     ----            ----            ----
  Effective tax rate...........................      38.8%           39.0%           44.0%
                                                     ====            ====            ====

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     The Company's deferred taxes are composed of the following:

                                                                         AS OF
                                                              ----------------------------
                                                              DECEMBER 26,    DECEMBER 27,
                                                                  1999            1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
Current deferred tax assets:
  Deferred compensation and other employee related..........    $ 12,052        $ 13,985
  Balance sheet reserves and accruals.......................      13,258          12,296
  Other.....................................................         211             261
  Valuation allowance.......................................      (1,146)         (2,986)
                                                                 -------         -------
     Total current deferred tax assets......................      24,375          23,556
                                                                 -------         -------
Current deferred tax liabilities:
  Balance sheet reserves and accruals.......................       3,906             639
                                                                 -------         -------
          Net current deferred tax assets...................    $ 20,469        $ 22,917
                                                                 -------         -------
                                                                 -------         -------
Non-current deferred tax assets:
  Deferred compensation and other employee related..........    $ 14,578        $ 12,131
  Balance sheet reserves and accruals.......................       4,913           4,254
  Retirement benefits.......................................       9,947          29,725
  Environmental accruals....................................       2,264           2,126
  Deferred foreign losses...................................       1,623           2,031
                                                                 -------         -------
     Total non-current deferred tax assets..................      33,325          50,267
                                                                 -------         -------
Non-current deferred tax liabilities:
  Depreciation and capitalized interest.....................     109,425         114,242
  Other.....................................................       2,633           1,804
                                                                 -------         -------
     Total non-current deferred tax liabilities.............     112,058         116,046
                                                                 -------         -------
          Net non-current deferred tax liabilities..........    $ 78,733        $ 65,779
                                                                 -------         -------
                                                                 -------         -------

     The deferred tax assets have been reduced by a valuation allowance, because management believes it is more likely than not that such benefits will not be fully realized. The valuation allowance was reduced during 1999 by approximately $1.8 million due to a change in circumstances regarding realizability.

     The Internal Revenue Service (IRS) has completed its examination of the Company's federal income tax returns through 1995. The IRS has proposed adjustments for the years 1993 through 1995 from the recently completed examination. The material adjustments would result in a tax liability of approximately $8 million. The Company has filed a protest for the proposed adjustments and began the administrative appeals process in 1999. In the opinion of management, adequate accruals have been provided for all income tax matters and related interest.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

NOTE 6:  STOCK OPTION, RESTRICTED STOCK AWARD AND EMPLOYEE AWARD PLANS

     At December 26, 1999, the Company had four stock-based compensation plans, which are described in greater detail below. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, as the exercise prices upon grant are equal to quoted market values, no compensation cost has been recognized for the stock option portion of the plans. Had compensation cost been determined for the Company's stock option portion of the plans based on the fair value at the grant dates for awards under those plans consistent with the alternative method set forth under Financial Accounting Standards Board Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                               1999       1998       1997
                                                              -------    -------    -------
                                                                  (IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
Net income
  As reported...............................................  $92,284    $67,784    $82,260
  Pro forma.................................................  $82,222    $61,484    $78,077
Earnings per share--basic
  As reported...............................................  $  2.51    $  1.87    $  2.21
  Pro forma.................................................  $  2.24    $  1.69    $  2.10
Earnings per share--diluted
  As reported...............................................  $  2.46    $  1.81    $  2.16
  Pro forma.................................................  $  2.20    $  1.64    $  2.05

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                               1999      1998      1997
                                                              ------    ------    ------
Risk-free interest rate.....................................    5.03%     5.78%     6.52%
Dividend yield..............................................    1.09%     1.63%     2.47%
Volatility..................................................   30.66%    32.56%    36.06%
Expected term (years).......................................     7.8      10.0      10.0
Weighted average fair market value..........................  $23.28    $14.96    $ 8.78

     1983 Plan: The 1983 non-qualified Adolph Coors Company Stock Option Plan, as amended, (the 1983 Plan) provides for options to be granted at the discretion of the board of directors. These options expire 10 years from date of grant. No options have been granted under this plan since 1989. At this time, the board of directors has decided not to grant additional options under this plan.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     A summary of the status of the Company's 1983 Plan as of December 26, 1999, December 27, 1998, and December 28, 1997, and changes during the years ended on those dates is presented below:

                                                                            WEIGHTED-
                                                     OPTIONS                 AVERAGE
                                                    AVAILABLE               EXERCISE
                                                    FOR GRANT    SHARES       PRICE
                                                    ---------    -------    ---------
Outstanding at December 29, 1996..................   712,998      49,515     $14.85
  Exercised.......................................        --     (45,627)     14.55
  Forfeited.......................................     3,888      (3,888)     18.36
                                                     -------     -------
Outstanding at December 28, 1997..................   716,886          --        N/A
  Exercised.......................................        --          --
  Forfeited.......................................        --          --
                                                     -------     -------
Outstanding at December 27, 1998..................   716,886          --        N/A
  Exercised.......................................        --          --
  Forfeited.......................................        --          --
                                                     -------     -------
Outstanding at December 26, 1999..................   716,886          --        N/A
                                                     =======     =======

     1990 Plan: The 1990 Equity Incentive Plan, as amended, (1990 EI Plan) that became effective January 1, 1990, provides for two types of grants: stock options and restricted stock awards. The stock options have a term of 10 years with exercise prices equal to fair market value on the day of the grant. For grants during 1997 through 1999, one-third of the stock option grant vests in each of the three successive years after the date of grant. For grants during 1994 through 1996, stock options vested at 10% for each $1 increase in fair market value of ACC stock from date of grant, with a one-year holding period, or vest 100% after nine years. Once a portion has vested, it is not forfeited even if the fair market value drops. All of the grants issued during 1994 through 1996 were fully vested as of December 26, 1999. In November 1997, the board of directors approved increasing the total authorized shares to 8 million shares for issuance under the 1990 EI Plan, effective as of November 13, 1997.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     A summary of the status of the Company's 1990 EI Plan as of December 26, 1999, December 27, 1998, and December 28, 1997, and changes during the years ending on those dates is presented below:

                                                                                OPTIONS
                                                                              EXERCISABLE
                                                                              AT YEAR-END
                                                                          --------------------
                                                             WEIGHTED-               WEIGHTED-
                                   OPTIONS                    AVERAGE                 AVERAGE
                                  AVAILABLE                  EXERCISE                EXERCISE
                                  FOR GRANT      SHARES        PRICE      SHARES       PRICE
                                  ----------    ---------    ---------    -------    ---------
Outstanding at December 29,
  1996..........................   3,105,844    1,723,364     $18.01      846,273     $16.30
  Authorized....................   3,000,000           --         --
  Granted.......................  (1,573,742)   1,573,742      20.23
  Exercised.....................          --     (901,834)     17.71
  Forfeited.....................     143,093     (143,093)     19.21
                                  ----------    ---------
Outstanding at December 28,
  1997..........................   4,675,195    2,252,179      19.61      769,202      18.25
  Granted.......................    (794,283)     794,283      33.83
  Exercised.....................          --     (616,914)     18.66
  Forfeited.....................      99,331      (99,331)     25.06
                                  ----------    ---------
Outstanding at December 27,
  1998..........................   3,980,243    2,330,217      24.47      630,457      19.06
  Granted.......................    (917,951)     917,951      57.86
  Exercised.....................          --     (494,424)     21.54
  Forfeited.....................     110,289     (110,289)     38.00
                                  ----------    ---------
Outstanding at December 26,
  1999..........................   3,172,581    2,643,455     $36.05      881,161     $23.26
                                  ----------    ---------
                                  ----------    ---------

     The following table summarizes information about stock options outstanding at December 26, 1999:

                         OPTIONS OUTSTANDING
                 ------------------------------------   OPTIONS EXERCISABLE
                              WEIGHTED-                 -------------------
                               AVERAGE      WEIGHTED-             WEIGHTED-
   RANGE OF                   REMAINING      AVERAGE               AVERAGE
   EXERCISE                  CONTRACTUAL    EXERCISE              EXERCISE
    PRICES        SHARES     LIFE (YEARS)     PRICE     SHARES      PRICE
---------------  ---------   ------------   ---------   -------   ---------
$14.45 - $22.00  1,043,060       6.6         $19.11     645,598    $19.06
$26.88 - $33.41    651,511       8.0         $33.25     186,853    $33.03
$35.81 - $59.25    948,884       9.0         $56.59      48,710    $41.48
                 ---------                              -------
$14.45 - $59.25  2,643,455       7.8         $36.05     881,161    $23.26
                 =========                              =======

     The Company issued 4,953 shares, 85,651 shares and 40,201 shares of restricted stock in 1999, 1998 and 1997, respectively, under the 1990 EI Plan. For the 1999 shares, the vesting period is two years from the date of grant. For the 1998 shares, the vesting period is three years from the date of the grant and is either prorata for each successive year or cliff vesting. For the 1997 shares, the vesting period is one year from the date of the grant. The compensation cost associated with these awards is amortized over the vesting period. Compensation cost associated with these awards was immaterial in 1999, 1998 and 1997.

     1991 Plan: In 1991, the Company adopted the Equity Compensation Plan for Non-Employee Directors (EC Plan). The EC Plan provides for two grants of the Company's stock: the first grant is automatic and equals 20% of the director's annual retainer, and the second grant is elective and covers all or any portion of the balance of the retainer. A director may elect to receive his remaining 80% retainer in cash, restricted stock

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
or any combination of the two. Grants of stock vest after completion of the director's annual term. The compensation cost associated with the EC Plan is amortized over the director's term. Compensation cost associated with this plan was immaterial in 1999, 1998 and 1997. Common stock reserved for this plan as of December 26, 1999, was 30,258 shares.

     1995 Supplemental Compensation Plan: In 1995, the Company adopted a supplemental compensation plan that covers substantially all its employees. Under the plan, management is allowed to recognize employee achievements through awards of Coors Stock Units (CSUs) or cash. CSUs are a measurement component equal to the fair market value of the Company's Class B common stock. CSUs have a one-year holding period after which the recipient may redeem the CSUs for cash, or, if the holder has 100 or more CSUs, for shares of the Company's Class B common stock. Awards under the plan in 1999, 1998 and 1997 were immaterial. The number of shares of common stock available under this plan as of December 26, 1999, was 83,707 shares.

NOTE 7:  EMPLOYEE RETIREMENT PLANS

     The Company maintains several defined benefit pension plans for the majority of its employees. Benefits are based on years of service and average base compensation levels over a period of years. Plan assets consist primarily of equity, interest-bearing investments and real estate. The Company's funding policy is to contribute annually not less than the ERISA minimum funding standards, nor more than the maximum amount that can be deducted for federal income tax purposes. Total expense for all these plans was $11.6 million in 1999, $11.9 million in 1998, and $14.1 million in 1997. These amounts include the Company's matching for the savings and investment (thrift) plan of $6.1 million in 1999, $6.1 million in 1998, and $5.8 million in 1997. The decrease in pension expense from 1997 to 1998 is primarily due to the improvement in the funded position of the Coors Retirement Plan over that period. In 1999, the funded position of the Coors Retirement Plan continued to improve, but periodic pension costs did not decrease significantly from 1998 because in November 1998, the ACC board of directors approved changes to one of the plans that were effective July 1, 1999. The changes increased the projected benefit obligation at the effective date by approximately $48 million. To offset the increase in the projected benefit obligation of the defined benefit pension plan, the Company made a $48 million contribution to the plan in January 1999.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     Note that the settlement rates shown in the table on the following page were selected for use at the end of each of the years shown. The Company's actuary calculates pension expense annually based on data available at the beginning of each year, which includes the settlement rate selected and disclosed at the end of the previous year.

                                                             FOR THE YEARS ENDED
                                                 --------------------------------------------
                                                 DECEMBER 26,    DECEMBER 27,    DECEMBER 28,
                                                     1999            1998            1997
                                                 ------------    ------------    ------------
                                                                (IN THOUSANDS)
COMPONENTS OF NET PERIODIC PENSION COST:
Service cost-benefits earned during the year...    $ 16,456        $ 14,449        $ 11,234
Interest cost on projected benefit
  obligation...................................      38,673          33,205          32,730
Expected return on plan assets.................     (52,173)        (42,498)        (36,176)
Amortization of prior service cost.............       4,161           2,274           2,274
Amortization of net transition amount..........      (1,690)         (1,691)         (1,690)
Recognized net actuarial loss (gain)...........          75              28            (111)
                                                    -------         -------         -------
     Net periodic pension cost.................    $  5,502        $  5,767        $  8,261
                                                    -------         -------         -------
                                                    -------         -------         -------

     The changes in the benefit obligation and plan assets and the funded status of the pension plans are as follows:

                                                                         AS OF
                                                              ----------------------------
                                                              DECEMBER 26,    DECEMBER 27,
                                                                  1999            1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year...........   $ 532,556        $465,229
Service cost................................................      16,456          14,449
Interest cost...............................................      38,673          33,205
Amendments..................................................      48,573              --
Actuarial (gain) loss.......................................     (63,326)         40,932
Benefits paid...............................................     (24,504)        (21,259)
                                                                --------         -------
Projected benefit obligation at end of year.................   $ 548,428        $532,556
                                                                --------         -------
                                                                --------         -------
CHANGE IN PLAN ASSETS:
Fair value of assets at beginning of year...................   $ 480,000        $465,494
Actual return on plan assets................................     124,840          35,842
Employer contributions......................................      50,078           2,759
Benefits paid...............................................     (24,504)        (21,259)
Expenses paid...............................................      (3,261)         (2,836)
                                                                --------         -------
Fair value of plan assets at end of year....................   $ 627,153        $480,000
                                                                --------         -------
                                                                --------         -------
Funded status--excess (shortfall)...........................   $  78,725        $(52,556)
Unrecognized net actuarial (gain) loss......................    (105,473)         28,836
Unrecognized prior service cost.............................      58,715          14,303
Unrecognized net transition amount..........................        (728)         (2,419)
                                                                --------         -------
  Prepaid (accrued) benefit cost............................   $  31,239        $(11,836)
                                                                --------         -------
                                                                --------         -------

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

                                                              1999    1998    1997
                                                              -----   -----   -----
WEIGHTED AVERAGE ASSUMPTIONS AS OF YEAR-END:
Discount rate...............................................   8.00%   7.00%   7.25%
Rate of compensation increase...............................   5.25%   4.50%   4.50%
Expected return on plan assets..............................  10.50%  10.50%  10.25%

NOTE 8:  NON-PENSION POSTRETIREMENT BENEFITS

     The Company has postretirement plans that provide medical benefits and life insurance for retirees and eligible dependents. The plans are not funded.

     The obligation under these plans was determined by the application of the terms of medical and life insurance plans, together with relevant actuarial assumptions and health care cost trend rates ranging ratably from 8.0% in 1999 to 5.25% in 2006. The discount rate used in determining the accumulated postretirement benefit obligation was 8.00%, 7.00% and 7.25% at December 26, 1999, December 27, 1998, and December 28, 1997, respectively. In November 1998, the ACC board of directors approved changes to one of the plans. The changes were effective July 1, 1999, and increased the accumulated postretirement benefit obligation at the effective date by approximately $6.7 million.

     The changes in the benefit obligation and plan assets and the funded status of the postretirement benefit plan are as follows:

                                                             FOR THE YEARS ENDED
                                                 --------------------------------------------
                                                 DECEMBER 26,    DECEMBER 27,    DECEMBER 28,
                                                     1999            1998            1997
                                                 ------------    ------------    ------------
                                                                (IN THOUSANDS)
COMPONENTS OF NET PERIODIC POSTRETIREMENT
  BENEFIT COST:
Service cost--benefits earned during the
  year.........................................     $1,404          $1,484          $1,408
Interest cost on projected benefit
  obligation...................................      5,112           4,707           4,775
Recognized net actuarial gain..................       (138)           (207)           (353)
                                                     -----           -----           -----
     Net periodic postretirement benefit
       cost....................................     $6,378          $5,984          $5,830
                                                     -----           -----           -----
                                                     -----           -----           -----

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

                                                                         AS OF
                                                              ----------------------------
                                                              DECEMBER 26,    DECEMBER 27,
                                                                  1999            1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
CHANGE IN PROJECTED POSTRETIREMENT BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year...........    $ 72,122        $ 67,916
Service cost................................................       1,404           1,484
Interest cost...............................................       5,112           4,707
Amendments..................................................         554              --
Actuarial loss(gain)........................................      (2,497)          1,504
Benefits paid...............................................      (4,295)         (3,489)
                                                                 -------         -------
  Projected postretirement benefit obligation at end of
     year...................................................    $ 72,400        $ 72,122
                                                                 -------         -------
                                                                 -------         -------
CHANGE IN PLAN ASSETS:
Fair value of assets at beginning of year...................    $     --        $     --
Actual return on plan assets................................          --              --
Employer contributions......................................       4,295           3,489
Benefits paid...............................................      (4,295)         (3,489)
                                                                 -------         -------
  Fair value of plan assets at end of year..................    $     --        $     --
                                                                 -------         -------
                                                                 -------         -------
Funded status--shortfall....................................    $(72,400)       $(72,122)
Unrecognized net actuarial gain.............................      (7,958)         (5,552)
Unrecognized prior service cost (benefit)...................         242            (360)
                                                                 -------         -------
Accrued postretirement benefits.............................     (80,116)        (78,034)
Less current portion........................................       4,295           3,565
                                                                 -------         -------
  Long-term postretirement benefits.........................    $(75,821)       $(74,469)
                                                                 -------         -------
                                                                 -------         -------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                            ONE-PERCENTAGE-    ONE-PERCENTAGE-
                                                            POINT INCREASE     POINT DECREASE
                                                            ---------------    ---------------
                                                                      (IN THOUSANDS)
Effect on total of service and interest cost components...      $  535             $  (470)
Effect of postretirement benefit obligation...............      $4,500             $(4,000)

NOTE 9:  SPECIAL CHARGES (CREDITS)

     The annual results for 1999 included a third quarter pretax net special charge of $5.7 million, which resulted in after-tax expense of $0.10 per basic and diluted share. The Company undertook restructuring part of its operations, which primarily included a voluntary severance program involving its engineering and construction work force. Approximately 50 engineering and construction employees accepted severance packages under the voluntary program. Total severance and related costs were approximately $3.7 million, which are included in the Special charges on the Company's accompanying Consolidated Statements of Income. Of the total severance charge, approximately $880,000 of these costs were paid as of December 26,

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

1999. Also included in the $5.7 million charge is approximately $2.0 million of special charges incurred to facilitate distributor network improvements.

     The annual results for 1998 included a third quarter pretax net special charge of $19.4 million, which resulted in after-tax expense of $0.32 per basic share ($0.31 per diluted share). This charge included a $17.2 million pretax charge for severance and related costs of restructuring the Company's production operations. The severance costs related to the restructuring were comprised of costs under a voluntary severance program involving the Company's production work force plus severance costs incurred for a small number of salaried employees. Approximately 200 production employees accepted severance packages under the voluntary program. Of the total severance charge, approximately $14.9 million of these costs were paid as of December 26, 1999. Also included in the third quarter results was a $2.2 million pretax charge for the impairment of certain long-lived assets at one of the Company's distributorships (see Note 1).

     The annual results for 1997 included a pretax net special credit of $31.5 million, which resulted in after-tax income of $0.37 per basic share ($0.36 per diluted share). First quarter results included a $1.0 million pretax charge for Molson Canada legal proceedings. Second quarter results included a $71.5 million special credit relating to a payment from Molson to settle legal disputes with the Company, less approximately $2.2 million in related legal expenses. Also in the second quarter, CBC recorded a $22.4 million reserve related to the recoverability of its investment in Jinro-Coors Brewing Company (JCBC) of Korea (see Note 10), as well as a $14.4 million charge related to CBC's brewery in Zaragoza, Spain, (see Note 1) for the impairment of certain long-lived assets and goodwill and for severance costs for a limited work force reduction.

NOTE 10:  INVESTMENTS

     Equity method investments: The Company has investments in affiliates that are accounted for using the equity method of accounting. These investments aggregated $69.2 million and $62.3 million at December 26, 1999, and December 27, 1998, respectively. These investment amounts are included in Other assets on the Company's accompanying Consolidated Balance Sheets.

     Summarized condensed balance sheet and income statement information for the Company's equity method investments are as follows:

     Summarized condensed balance sheets:

                                                                         AS OF
                                                              ---------------------------
                                                              DECEMBER 26,   DECEMBER 27,
                                                                  1999           1998
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Current assets..............................................    $99,539        $90,092
Non-current assets..........................................    $84,945        $94,508
Current liabilities.........................................    $34,317        $55,312
Non-current liabilities.....................................    $    75        $   123

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     Summarized condensed statements of operations:

                                                                FOR THE YEARS ENDED
                                                     ------------------------------------------
                                                     DECEMBER 26,   DECEMBER 27,   DECEMBER 28,
                                                         1999           1998           1997
                                                     ------------   ------------   ------------
                                                                   (IN THOUSANDS)
Net sales..........................................    $449,238       $453,246       $372,479
Gross profit.......................................    $116,970       $ 97,478       $ 39,459
Net income.........................................    $ 68,375       $ 59,650       $ 22,384
Company's equity in operating income...............    $ 36,958       $ 33,227       $ 15,893

     The Company's share of operating income of these non-consolidated affiliates is primarily included in Sales and Cost of goods sold on the Company's accompanying Consolidated Statements of Income.

     Coors Canada, Inc. (CCI), a subsidiary of ACC, formed a partnership, Coors Canada, with Molson, Inc. to market and sell Coors products in Canada. Coors Canada began operations January 1, 1998. CCI and Molson have a 50.1% and 49.9% interest, respectively. CCI's investment in the partnership is accounted for using the equity method of accounting due to Molson's participating rights in the partnership's business operations. The partnership agreement has an indefinite term and can be canceled at the election of either partner. Under the partnership agreement, Coors Canada is responsible for marketing Coors products in Canada, while the partnership contracts with Molson Canada for brewing, distribution and sales of these brands. Coors Canada receives an amount from Molson Canada generally equal to net sales revenue generated from the Coors brands less production, distribution, sales and overhead costs related to these sales. During 1999, CCI received a $21.0 million distribution from the partnership. Also see discussion in Note 13.

     Owens-Brockway Glass Container, Inc. (Owens) and CBC operate a joint venture partnership, the Rocky Mountain Bottle Company (RMBC), to produce glass bottles at the CBC glass manufacturing facility. The partnership's initial term is until 2005 and can be extended for additional two-year periods. RMBC has a contract to supply CBC's bottle requirements and Owens is the 100% preferred supplier of bottles to CBC for bottle requirements not met by RMBC. In 1999, RMBC produced approximately 941 million bottles. CBC purchases virtually all of the bottles produced by RMBC.

     Also under the agreement, CBC agreed to purchase an annual quantity of bottles from the joint venture, which represents a 2000 commitment of approximately $86 million. The expenditures under this agreement in 1999, 1998 and 1997 were approximately $69 million, $67 million and $59 million, respectively.

     In 1994, CBC and American National Can Company (ANC) formed a 50/50 joint venture to produce beverage cans and ends at CBC manufacturing facilities for sale to CBC and outside customers. The agreement has an initial term of seven years and can be extended for two additional three-year periods. The aggregate amount paid to the joint venture for cans and ends in 1999, 1998 and 1997 was approximately $223 million, $231 million and $227 million, respectively. The estimated cost in 2000 under this agreement for cans and ends is $232 million. Additionally, during 1999 CBC received a $7.5 million distribution from this joint venture.

     CBC is a limited partner in a partnership in which a subsidiary of ACX Technologies, Inc. (ACX) is the general partner. The partnership owns, develops, operates and sells certain real estate previously owned directly by CBC or ACC. Cash distributions and income or losses are allocated equally between the partners until CBC recovers its investment. After CBC recovers its investment, cash distributions are split 80% to the general partner and 20% to CBC, while income or losses are allocated in such a manner to bring CBC's partnership interest to 20%. In late 1999, CBC recovered its investment.

     Cost investments: CBC invested approximately $22 million in 1991 for a 33% interest in the Jinro-Coors Brewing Company (JCBC), a joint venture between CBC and Jinro Limited. CBC accounted for this

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
investment under the cost basis of accounting, given that CBC did not have the ability to exercise significant influence over JCBC and that CBC's investment in JCBC was considered temporary. This investment included a put option that was exercised by CBC in December 1997. The put option entitled CBC to require Jinro Limited (the 67% owner of JCBC) to purchase CBC's investment.

     Beginning in April 1997, Jinro Limited began attempting to restructure due to financial difficulties. The financial difficulties of JCBC and Jinro Limited called into question the recoverability of CBC's investment in JCBC. Therefore, during the second quarter of 1997, CBC fully reserved for its investment in JCBC. This reserve was classified as a Special charge in the accompanying Consolidated Statements of Income.

     When CBC exercised its put option in December 1997, it reclassified its investment in JCBC to a receivable from Jinro Limited. The receivable is secured by shares, which were later canceled as described below. Jinro Limited had until June 1998 to perform its obligation under the put option. It did not perform.

     In February 1999, Jinro Limited, which was operating under a composition plan approved by its creditors and a Korean court, announced a plan to sell JCBC through an international bidding process. The Company submitted a bid for the purchase of JCBC and was selected as the preferred bidder. Subsequent to this selection, the supervising court and creditors of JCBC canceled the original auction and held a new one, in which CBC did not participate. JCBC was sold to Oriental Brewery and the shares of the former owners were canceled in November 1999.

     In 1991, CBC entered into an agreement with Colorado Baseball Partnership 1993, Ltd. for an equity investment and multiyear signage and advertising package. This commitment, totaling approximately $30 million, was finalized upon the awarding of a National League baseball franchise to Colorado in 1991. The initial investment as a limited partner has been paid. The carrying value of this investment approximates its fair value at December 26, 1999, and December 27, 1998. During 1998, the agreement was modified to extend the term and expand the conditions of the multiyear signage and advertising package.

     The recognition of the liability under the multiyear signage and advertising package began in 1995 with the opening of Coors Field(R). This liability is included in the total advertising and promotion commitment discussed in Note 14.

NOTE 11:  STOCK ACTIVITY AND EARNINGS PER SHARE

     Capital stock: Both classes of common stock have the same rights and privileges, except for voting, which (with certain limited exceptions) is the sole right of the holder of Class A stock.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     Activity in the Company's Class A and Class B common stock, net of forfeitures, for each of the three years ended December 26, 1999, December 27, 1998, and December 28, 1997, is summarized below:

                                                                   COMMON STOCK
                                                              -----------------------
                                                               CLASS A      CLASS B
                                                              ---------    ----------
Balances at December 29, 1996...............................  1,260,000    36,662,404
Shares issued under stock plans.............................         --       989,857
Purchases of stock..........................................         --    (2,052,905)
                                                              ---------    ----------
Balances at December 28, 1997...............................  1,260,000    35,599,356
Shares issued under stock plans.............................         --       684,808
Purchases of stock..........................................         --      (888,858)
                                                              ---------    ----------
Balances at December 27, 1998...............................  1,260,000    35,395,306
Shares issued under stock plans.............................         --       478,390
Purchases of stock..........................................         --      (411,662)
                                                              ---------    ----------
Balances at December 26, 1999...............................  1,260,000    35,462,034
                                                              =========    ==========

     At December 26, 1999, December 27, 1998, and December 28, 1997, 25 million shares of $1 par value preferred stock were authorized but unissued.

     The board of directors authorized the repurchase during 1999, 1998 and 1997 of up to $40 million each year of ACC's outstanding Class B common stock on the open market. During 1999, 1998 and 1997, 232,300 shares, 766,200 shares and 969,500 shares, respectively, were repurchased for approximately $12.2 million, $24.9 million and $24.9 million, respectively, under this stock repurchase program. In November 1999, the board of directors extended the program and authorized the repurchase during 2000 of up to $40 million of stock.

     Earnings per share: Basic and diluted net income per common share were arrived at using the calculations outlined below:

                                                             FOR THE YEARS ENDED
                                                 --------------------------------------------
                                                 DECEMBER 26,    DECEMBER 27,    DECEMBER 28,
                                                     1999            1998            1997
                                                 ------------    ------------    ------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income available to common shareholders....    $92,284         $67,784         $82,260
                                                    ------          ------          ------
                                                    ------          ------          ------
Weighted-average shares for basic EPS..........     36,729          36,312          37,218
Effect of dilutive securities:
  Stock options................................        640           1,077             751
  Contingent shares not included in shares
     outstanding for basic EPS.................         88             126              87
                                                    ------          ------          ------
Weighted-average shares for diluted EPS........     37,457          37,515          38,056
                                                    ------          ------          ------
                                                    ------          ------          ------
Basic EPS......................................    $  2.51         $  1.87         $  2.21
                                                    ------          ------          ------
                                                    ------          ------          ------
Diluted EPS....................................    $  2.46         $  1.81         $  2.16
                                                    ------          ------          ------
                                                    ------          ------          ------

     The dilutive effects of stock options were arrived at by applying the treasury stock method, assuming the Company was to repurchase common shares with the proceeds from stock option exercises.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

NOTE 12:  OTHER COMPREHENSIVE INCOME

                                              FOREIGN          UNREALIZED          ACCUMULATED
                                             CURRENCY      GAIN ON AVAILABLE-         OTHER
                                            TRANSLATION    FOR-SALE SECURITIES    COMPREHENSIVE
                                            ADJUSTMENTS      AND DERIVATIVES         INCOME
                                            -----------    -------------------    -------------
                                                              (IN THOUSANDS)
Balances, December 29, 1996...............    $ 2,090            $   --              $ 2,090
Current period change.....................     (5,886)               --               (5,886)
                                               ------             -----               ------
Balances, December 28, 1997...............     (3,796)               --               (3,796)
Current period change.....................      1,430               440                1,870
                                               ------             -----               ------
Balances, December 27, 1998...............     (2,366)              440               (1,926)
Current period change.....................     (3,519)            6,438                2,919
                                               ------             -----               ------
Balances, December 26, 1999...............    $(5,885)           $6,878              $   993
                                               ------             -----               ------
                                               ------             -----               ------

                                                                       TAX
                                                       PRE-TAX      (EXPENSE)    NET-OF-TAX
                                                     GAIN (LOSS)     BENEFIT     GAIN (LOSS)
                                                     -----------    ---------    -----------
1999:
Foreign currency translation adjustments...........    $(5,745)      $ 2,226       $(3,519)
Unrealized gain on available-for-sale securities
  and derivatives..................................     10,511        (4,073)        6,438
                                                        ------        ------        ------
Other comprehensive income.........................    $ 4,766       $(1,847)      $ 2,919
                                                        ------        ------        ------
                                                        ------        ------        ------
1998:
Foreign currency translation adjustments...........    $ 2,344       $  (914)      $ 1,430
Unrealized gain on available-for-sale securities
  and derivatives..................................        721          (281)          440
                                                        ------        ------        ------
Other comprehensive income.........................    $ 3,065       $(1,195)      $ 1,870
                                                        ------        ------        ------
                                                        ------        ------        ------
1997:
Foreign currency translation adjustments...........    $(9,942)      $ 4,056       $(5,886)
Unrealized gain on available-for-sale securities
  and derivatives..................................         --            --            --
                                                        ------        ------        ------
Other comprehensive (loss) income..................    $(9,942)      $ 4,056       $(5,886)
                                                        ------        ------        ------
                                                        ------        ------        ------

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

NOTE 13:  SEGMENT AND GEOGRAPHIC INFORMATION

     The Company has one reporting segment relating to the continuing operations of producing and marketing malt-based beverages. The Company's operations are conducted in the United States, the country of domicile, and several foreign countries, none of which are individually significant to the Company's overall operations. The net revenues from external customers, operating income and pretax income attributable to the United States and all foreign countries for the years ended December 26, 1999, December 27, 1998, and December 28, 1997, are as follows:

                                                            1999          1998          1997
                                                         ----------    ----------    ----------
                                                                     (IN THOUSANDS)
United States:
  Net revenues.........................................  $2,007,560    $1,864,745    $1,780,613
  Operating income.....................................  $  133,172    $   93,259    $   66,708
  Pre-tax income.......................................  $  171,756    $  110,627    $   66,363
Foreign countries:
  Net revenues.........................................  $   49,086    $   34,788    $   40,691
  Operating income.....................................  $    8,811    $   10,560    $   80,685
  Pre-tax income.......................................  $  (21,089)   $      473    $   80,530

     Included in 1999 and 1998 foreign revenues are earnings from CCI, the Company's investment accounted for using the equity method of accounting (see
Note 10). In 1997, prior to the formation of CCI, foreign revenues include Canadian royalties earned under a licensing agreement. The Puerto Rico and Caribbean operating results are included in the U.S. operating results for the years December 29, 1999, December 27, 1998 and December 28, 1997.

     The net long-lived assets located in the United States and all foreign countries as of December 26, 1999, and December 27, 1998, are as follows:

                                                                1999        1998
                                                              --------    --------
                                                                 (IN THOUSANDS)
United States...............................................  $705,062    $702,923
Foreign countries...........................................     8,939      11,518
                                                               -------     -------
          Total.............................................  $714,001    $714,441
                                                               -------     -------
                                                               -------     -------

     The total export sales (in thousands) during 1999, 1998 and 1997 were $178,249, $152,353 and $125,569, respectively.

NOTE 14:  COMMITMENTS AND CONTINGENCIES

     Insurance: It is the Company's policy to act as a self-insurer for certain insurable risks consisting primarily of employee health insurance programs, workers' compensation and general liability contract deductibles. During 1999, the Company fully insured future risks for long-term disability, and, in most states, workers' compensation, but maintains a self-insured position for workers' compensation for certain self-insured states and for claims incurred prior to the inception of the insurance coverage in Colorado in 1997.

     In 1991, the Company became aware that Mutual Benefit Life Insurance Company (MBLIC) had been placed under the control of the State of New Jersey. The Company is a holder of several life insurance policies and annuities through MBLIC. In July 1999, Anchor National, a Sun America Company, bought out MBLIC. The cash surrender value was transferred to Anchor National. The cash surrender value under these policies is approximately $7.1 million. Policyholders have been notified that all claims, benefits and annuity

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
payments will continue to be paid in full. Anchor National has been issuing new insurance certificates as well as procedures for policyholders to redeem the full value of their policies for cash.

     Letters of credit: As of December 26, 1999, the Company had approximately $22.1 million outstanding in letters of credit with certain financial institutions. These letters generally expire within 12 months from the dates of issuance, with expiration dates ranging from March 2000 to October 2000. These letters of credit are being maintained as security for performance on certain insurance policies, operations of underground storage tanks, as parent guarantees for bank financing and overdraft protection of a foreign subsidiary, and payments of liquor and duty taxes and energy billings.

     Power supplies: In 1995, Coors Energy Company (CEC), a subsidiary of CBC, sold a portion of its coal reserves to Bowie Resources Ltd. (Bowie). CEC also entered into a 10-year agreement to purchase 100% of the brewery's coal requirements from Bowie. The coal then is sold to Trigen-Nations Energy Corporation, L.L.L.P. (Trigen).

     In September 1995, CBC concluded the sale of its power plant and support facilities to Trigen. In conjunction with this sale, CBC agreed to purchase the electricity and steam needed to operate the brewery's Golden facilities through 2020. CBC's financial commitment under this agreement is divided between a fixed, non-cancelable cost of approximately $13.3 million for 2000, which adjusts annually for inflation, and a variable cost, which is generally based on fuel cost and CBC's electricity and steam use.

     Supply contracts: The Company has various long-term supply contracts with unaffiliated third parties to purchase materials used in production and packaging, such as starch, cans and glass. The supply contracts provide for the Company to purchase certain minimum levels of materials for terms extending from five to 12 years. The approximate future purchase commitments under all of these third-party supply contracts are as follows:

                        FISCAL YEAR                               AMOUNT
------------------------------------------------------------  --------------
                                                              (IN THOUSANDS)
2000........................................................     $142,000
2001........................................................      142,000
2002........................................................       94,000
2003........................................................       94,000
2004........................................................       94,000
Thereafter..................................................      160,000
                                                                  -------
Total.......................................................     $726,000
                                                                  -------
                                                                  -------

     The Company's total purchases (in thousands) under these contracts in fiscal year 1999, 1998 and 1997 were approximately $108,900, $95,600 and $84,900, respectively.

     ACX: At the end of 1992, the Company distributed to its shareholders the common stock of ACX. ACX was formed in 1992 to own the ceramics, aluminum, packaging and technology-based development businesses which were then owned by ACC. In December 1999, ACX spun off the ceramics business into a separate company, CoorsTek. William K. Coors and Peter H. Coors are trustees of one or more family trusts that collectively own all of ACC's voting stock, approximately 47% of Class B common stock, approximately 46% of ACX's common stock and approximately 45% of CoorsTek common stock. ACC, ACX and CoorsTek or their subsidiaries have certain business relationships and have engaged, or proposed to engage, in certain transactions with one another, as described below.

     CBC currently has a packaging supply agreement with a subsidiary of ACX under which CBC purchases all of its paperboard (including composite packages, labels and certain can wrappers). This contract expires in

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

2002. Also, since late 1994, ANC, the purchasing agent for the joint venture between ANC and CBC, has ordered limited quantities of can, end and tab stock from an entity that was formerly a subsidiary of ACX. CBC also had an agreement to purchase refined corn starch annually from an ACX subsidiary. In February 1999, ACX sold the assets of the subsidiary, which was party to the starch agreement, to an unaffiliated third party, who was assigned the starch supply agreement. CBC's total purchases under the packaging agreement in 1999 were approximately $107 million. Purchases from the related party in 2000 under the packaging agreement are estimated to be approximately $106 million.

     Advertising and promotions: The Company's total commitments for advertising and promotions at sports arenas, stadiums and other venues and events are approximately $182.7 million over the next eight years.

     Environmental: The City and County of Denver; Waste Management of Colorado, Inc.; and Chemical Waste Management, Inc. brought litigation in 1991 in U.S. District Court against the Company and 37 other "potentially responsible parties" to determine the allocation of costs of Lowry site remediation. In 1993, the Court approved a settlement agreement between the Company and the plaintiffs, resolving the Company's liabilities for the site. The Company agreed to initial payments based on an assumed present value of $120 million in total site remediation costs. Further, the Company agreed to pay a specified share of costs if total remediation costs exceeded this amount. The Company remitted its agreed share of $30 million, based on the $120 million assumption, to a trust for payment of site remediation, operating and maintenance costs.

     The City and County of Denver; Waste Management of Colorado, Inc.; and Chemical Waste Management, Inc. are expected to implement site remediation. Chemical Waste Management's projected costs to meet the remediation objectives and requirements are currently below the $120 million assumption used for ACC's settlement. The Company has no reason to believe that total remediation costs will result in additional liability to the Company.

     Litigation: The Company also is named as defendant in various actions and proceedings arising in the normal course of business. In all of these cases, the Company is denying the allegations and is vigorously defending itself against them and, in some instances, has filed counterclaims. Although the eventual outcome of the various lawsuits cannot be predicted, it is management's opinion that these suits will not result in liabilities that would materially affect the Company's financial position or results of operations.

     Restructuring: At December 26, 1999, the Company had a $2.7 million liability related to personnel accruals as a result of a restructuring of operations that occurred in 1993. These accruals relate to obligations under deferred compensation arrangements and postretirement benefits other than pensions. For the restructuring liabilities incurred during 1999 and 1998, see discussion at Note 9.

     Labor: Approximately 7% of the Company's work force, located principally at the Memphis brewing and packaging facility, is represented by a labor union with whom the Company engages in collective bargaining. A labor contract prohibiting strikes took effect in early 1997 and extends to 2001.

     Year 2000 (unaudited): The "Year 2000" issue arose because some computers, software and other equipment included programming code in which calendar year data were abbreviated to only two digits. As a result of this design decision, some of these systems may have failed to operate or failed to produce correct results if "00" was interpreted to mean 1900 rather than 2000. ACC established processes for evaluating and managing the risks and costs associated with the Year 2000 issue. The Company did not experience any major difficulties or any significant interruptions to its business during the transition to the Year 2000.

NOTE 15:  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following summarizes selected quarterly financial information for each of the two years in the period ended December 26, 1999.

                     ADOLPH COORS COMPANY AND SUBSIDIARIES

     In the third quarters of 1999 and 1998, certain adjustments were made which were not of a normal and recurring nature. As described in Note 9, income in 1999 was decreased by a special pretax charge of $5.7 million, or $0.10 per basic share ($0.10 per diluted share) after tax, and income in 1998 was decreased by a special pretax charge of $19.4 million, or $0.32 per basic share ($0.31 per diluted share) after tax. Refer to Note 9 for a further discussion of special charges (credits).

                     ADOLPH COORS COMPANY AND SUBSIDIARIES
                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                              FIRST      SECOND     THIRD      FOURTH       YEAR
                                             --------   --------   --------   --------   ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999
  Net sales................................  $439,862   $575,568   $544,025   $497,191   $2,056,646
  Gross profit.............................  $167,480   $260,348   $223,487   $189,366   $  840,681
  Net income...............................  $ 11,982   $ 46,231   $ 21,836   $ 12,235   $   92,284
  Net income per common share--basic.......  $   0.33   $   1.26   $   0.59   $   0.33   $     2.51
  Net income per common share--diluted.....  $   0.32   $   1.23   $   0.58   $   0.33   $     2.46
1998
  Net sales................................  $414,145   $541,944   $499,360   $444,084   $1,899,533
  Gross profit.............................  $151,816   $232,156   $189,367   $165,501   $  738,840
  Net income...............................  $  9,786   $ 39,538   $  9,081   $  9,379   $   67,784
  Net income per common share--basic.......  $   0.27   $   1.09   $   0.25   $   0.26   $     1.87
  Net income per common share--diluted.....  $   0.26   $   1.06   $   0.24   $   0.25   $     1.81

                          [ADOLPH COORS COMPANY LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses payable by the selling shareholders in connection with the issuance and distribution of the Class B common stock being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

                                    PAYABLE
                            BY SELLING SHAREHOLDERS

Securities and Exchange Commission registration fee.........   $   78,560
Printing and engraving expenses.............................   $        *
Transfer agent fees.........................................   $    2,500
Accounting fees and expenses................................   $  150,000
Legal fees and expenses.....................................   $  250,000
Miscellaneous...............................................   $        *
                                                               ----------
          Total.............................................   $        *

        -----------------------
        * To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article X of Coors' Amended and Restated Articles of Incorporation provides that Coors may indemnify its directors, officers, employees and others against liabilities and expenses incurred in their corporate capacities in a manner consistent with the Colorado Corporation Code (the predecessor to the Colorado Business Corporation Act). The Colorado Business Corporation Act provides that Coors may indemnify each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "Proceeding"), by reason of the fact that he or she is or was (a) a director,
(b) an officer, or (c) a director, officer, employee or other agent of Coors or another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (such persons described in (a), (b) and (c) are sometimes hereinafter referred to as an "Indemnitee") against all expense, liability, and loss reasonably incurred by any such Indemnitee in connection therewith. Notwithstanding the foregoing, if the Colorado Business Corporation Act requires, an advancement of expenses incurred by an Indemnitee will be made only upon delivery to Coors of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the person did not meet the required standard of conduct.

     The effect of these provisions would be to authorize such indemnification by Coors for liabilities arising out of the Securities Act of 1933 (the "Securities Act").

     Article VI of Coors' Amended and Restated Bylaws provides that Coors shall indemnify its directors, to the full extent allowed by the Colorado Corporation Code, against any and all liabilities and reasonable expenses incurred in connection with any action, suit, or proceeding to which such director is made a party, and which may be asserted against him in his corporate capacity. Our bylaws also provide that Coors shall indemnify its officers, employees and others against any and all liabilities and reasonable expenses incurred in connection with any action, suit, or proceeding which is or may be asserted against the officer or employee for acts within the scope of the officer's or employee's duties in such capacity, except for matters in which the person is adjudged in any action, suit, or proceeding to be liable for his own gross negligence or willful misconduct in the performance of any duty, and except for any personal benefit improperly received by him.

ITEM 16. EXHIBITS.

      EXHIBIT NO.                                  DESCRIPTION
      -----------                                  -----------
            1.1            Form of Underwriting Agreement *
            3.1            Amended and Restated Articles of Incorporation*
            3.2            By-laws, as amended and restated in May 2000*
            5.1            Opinion regarding legality*
           10.1            Supply Agreement between Coors Brewing Company and Graphic
                           Packaging Corporation dated September 1, 1998 (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed November 2, 1998 by ACX Technologies, Inc. SEC File
                           No. 001-14060)
           23.1            Consent of PricewaterhouseCoopers LLP
           23.2            Consent of Perkins Coie LLP (included in Exhibit 5.1)
           24.1            Powers of Attorney (included on signature pages)

---------------

* To be filed by amendment

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of This registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Golden, Colorado, on the 19th day of October, 2000.

                                            ADOLPH COORS COMPANY

                                            By:    /s/ W. Leo Kiely III
                                              ----------------------------------
                                              Name: W. Leo Kiely III
                                              Title:  Vice President

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter H. Coors and W. Leo Kiely III, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) relating to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and things requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                   TITLE                     DATE
                     ----------                                   -----                     ----
                 /s/ Peter H. Coors                    Principal Executive Officer    October 19, 2000
-----------------------------------------------------    and Director
                   Peter H. Coors

                 /s/ Timothy V. Wolf                   Principal Financial Officer    October 19, 2000
-----------------------------------------------------
                   Timothy V. Wolf

               /s/ Olivia M. Thompson                  Controller and Principal       October 19, 2000
-----------------------------------------------------    Accounting Officer
                 Olivia M. Thompson

                /s/ W. Leo Kiely III                   Director                       October 19, 2000
-----------------------------------------------------
                  W. Leo Kiely III

                                                       Director
-----------------------------------------------------
                   Luis G. Nogales

                                                       Director
-----------------------------------------------------
                  Pamela H. Patsley

                     SIGNATURES                                   TITLE                     DATE
                     ----------                                   -----                     ----
                                                       Director
-----------------------------------------------------
                  Wayne R. Sanders

                 /s/ Albert C. Yates                   Director                       October 19, 2000
-----------------------------------------------------
                   Albert C. Yates

                                 EXHIBIT INDEX

      EXHIBIT NO.                                  DESCRIPTION
      -----------                                  -----------
            1.1            Form of Underwriting Agreement*
            3.1            Amended and Restated Articles of Incorporation*
            3.2            By-laws, as amended and restated in May 2000*
            5.1            Opinion regarding legality*
           10.1            Supply Agreement between Coors Brewing Company and Graphic
                           Packaging Corporation dated September 1, 1998 (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed November 2, 1998 by ACX Technologies, Inc. SEC file
                           No. 001-14060)
           23.1            Consent of PricewaterhouseCoopers LLP
           23.2            Consent of Perkins Coie LLP (included in Exhibit 5.1)
           24.1            Power of Attorney (included on signature pages)

---------------

* To be filed by amendment.